ОТКРЫТОЕ АК... ТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Ма... ская обл., Российская Федерация, 628415
Тел.: (3462) ...34-94, 42-64-95

06013985

«18th» May 2006г. № 13-05-492

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302-Rule 12g3-2(b))

Dear Sirs!

In connection with OJSC Surgutneftegas (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC "Surgutneftegas" for I Quarter 2006.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 170 pages.

Sincerely yours,

Sergey A.Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«18» мая 2006г. №13-05-492

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении
ежеквартального отчета
(файл №82-4302), правило 12g-3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g-3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста ежеквартального отчета ОАО «Сургутнефтегаз» за I квартал 2006 года.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g-3-2(b) Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41**. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 170 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Рег. № 47-15-343 / 12.05.2006

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ
ЗА I КВАРТАЛ 2006 г.
Открытое акционерное общество «Сургутнефтегаз»

QUARTERLY REPORT

SECURITIES ISSUER
I QUARTER 2006
Open Joint Stock Company "Surgutneftegas"

Перевод аутентичен оригиналу

Переводчики: Е.В.Белявская
О.С.Благополучная
О.В.Кармацких
С.П.Палий

Кол-во страниц: 170
Перевод выполнен: 17.05.2006

Сургут
2006

QUARTERLY REPORT

Open Joint Stock Company "Surgutneftegas"

The issuer's code: 00155-A

for 1Q2006

The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1

The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Director General Date: May 12, 2006	____________________ (signature)	V.L.Bogdanov name
Chief Accountant Date: May 12, 2006	____________________ (signature)	M.N.Globa name
	STAMP	

Contact person: **Anton I. MOLCHANOV, Securities Division Head**
Tel.: **+7 (495) 928-52-71**
Fax: **+7 (495) 928-52-71**
E-mail: **Molchanov_AI@surgutneftegas.ru**

The information presented herein is disclosed at the Web site:
www.surgutneftegas.ru

Index

INTRODUCTION

The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full: ***www.surgutneftegas.ru***

Information on the issuer's outstanding securities.
Type: ***shares***
Category: ***ordinary***
Amount of placed shares: ***35,725,994,705***
Par value of one share of the issue: ***RUR 1***

Type: ***shares***
Category: ***preferred***
Amount of placed shares: ***7,701,998,235***
Par value of one share of the issue: ***RUR 1***

Other information that the issuer may consider relevant to provide.

Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:
- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 1-01-00155-A dated June 24, 2003;

- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of preferred registered non-documentary shares of OJSC "Surgutneftegas" were assigned state registration number 2-01-00155-A dated June 24, 2003.

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons on the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1 Persons on the issuer's management bodies.

The issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Year of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Year of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Year of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Year of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Year of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Year of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Year of birth: ***1954***

Individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body

1.2. Data on the issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***

Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702840300000100368***
Account type: ***USD current***
Bank identification code (BIK): ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909/601633-USD-4010-02***
Account type: ***USD current***
Bank identification code (BIK): ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Account number: ***40702840200170000324***
Account type: ***USD current***
Bank identification code (BIK): ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Sberbank of RF***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702840600020107240***
Account type: ***USD current***
Bank identification code (BIK): ***044525225***
Correspondent account of the banking institution: ***30101810800000000615***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of Savings Bank of RF***
Location: ***625023, Russian Federation, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch №5940***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of Savings Bank of Russia***
Location: ***628416, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***USD current***
Bank identification code (BIK): ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

1.3. Data on the issuer's auditor(s).

Full corporate name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated corporate name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@online.ru***

Information on the Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003 and 2005.

The Auditor's independence from the issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
- LLC "Rosekspertiza" and its officers are not shareholders of the Company;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time an officer of the Company.

Procedure for determination of the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects and contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosekspertiza".
The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***129164, Moscow, prospekt Mira, 124, bldg. 15***

Tel.: *(495) 283-74-54* Fax: *(095) 283-34-17*
E-mail: *Fdp@fdp.ru*

Information on the Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2007***
Body that issued the license: ***Ministry of Property Relations of Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on overall reproduction cost of fixed assets.***

1.5. Data on the issuer's advisors.
The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: ***Globa Mikhail Nikolaevich***
Company: ***OJSC "Surgutneftegas"***
Position: ***Chief Accountant***
Tel.: ***(3462) 42 69 39*** *Fax:* ***(3462) 42 58 09***

2. Major information on the issuer's financial and economic position.

2.1. The issuer's financial and economic performance indicators.

The financial and economic indicators for the reporting period have been analyzed on an accrual basis "as of the end of the reporting quarter", i.e. as applied to Profit and Loss Account (Form No 2).

Item	2001	2002	2003	2004	2005	1Q2006
The Company's net assets value, thousand RUR	*299,492,631*	*473,498,980*	*510, 313, 364*	*614,232,249*	*759,199,210*	*828,954,334*
Raised funds to capital and reserves, %	***5.75***	***6.16***	***6.31***	***5.95***	***6.62***	***5.54***
Short-term liabilities to capital and reserves, %	***5.75***	***5.76***	***5.90***	***5.04***	***5.58***	***4.60***
Cover of debt servicing payments, %	***213.19***	***244.38***	***261.54***	***498.38***	***496.96***	***124.26***
Debt in arrears (accounts payable), %	***0.023***	***0.002***	***0.078***	***0.003***	***0.002***	***0.003***
Accounts receivable turnover, times	***9.84***	***8.54***	***8.83***	***8.36***	***7.19***	***2.02***
Dividend share in profit, %	***11.69***	***11.81***	***30.99***	***23.36***	**x**	**x**
Productivity of labour, thousand RUR per person	***1, 806***	***2,158***	***2,489***	***3,483***	***5,207***	***1,385***
Depreciation to revenues,	***6.40***	***15.65***	***16.55***	***15.81***	***13.42***	***14.62***

%						

*Dividend share in profit for 2005 and 1Q2006 is not shown because the size of dividend payments was not determined as of the date this report was prepared

Profitable business of the Company from 2001 to 2005 was behind 2.5% growth of net assets. This indicator increased in 2005 by 24%.

The record of indicators "Raised funds to capital and reserves" (from 5.57% to 6.62%) and "Short-term liabilities to capital and reserves" (from 5.04% to 5.90%) show that the issuer's dependence on raised and borrowed funds is low within the last 5 years.

The rates of debt in arrears prove that the Company has been discharging its obligations timely.

The Company's credit risk is minimal. Solvency indicators of the Company are many times higher than the standard required level.

2.2. The issuer's market capitalization.

Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/nc dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).

Period: 2001
Market capitalization: ***$11,999,520,907***
Period: 2002
Market capitalization: ***$12,597,329,217***
Period: 2003
Market capitalization: ***$23,455,881,946***
Period: 2004
Market capitalization: ***$29,498,323,590***
Period: 2005
Market capitalization: ***$45,436,375,307***
Period: 1Q2006
Market capitalization: ***$57,747,219,988***

2.3. The issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 31.12.2005 *thousand RUR*

Liabilities	***Due date***	
	up to 1 year	***over 1 year***

Accounts payable to suppliers and contractors, RUR	***3,317,055***	
- including those overdue, RUR	***860***	***X***
Accounts payable to personnel, RUR	***5,141,992***	
- including those overdue, RUR		***X***
Accounts payable to the budget and non-budget funds, RUR	***17,119,969***	
- including those overdue, RUR		***X***
Loans		***1,441,471***
- including those overdue, RUR		***X***
Borrowings, RUR	***4,732,753***	***183,396***
- including those overdue, RUR		***X***
- including bonded loans, RUR		
- including overdue bonded loans, RUR		***X***
Other accounts payable, RUR	***4,138,990***	
- including those overdue, RUR		***X***
Total, RUR	***34,450,759***	***1,624,867***
- including those overdue, RUR	***860***	***X***

Accounts payable as of 31.03.2006 *thousand RUR*

Liabilities	***Due date***	
	up to 1 year	***over 1 year***
Accounts payable to suppliers and contractors, RUR	***3,509,501***	
- including those overdue, RUR	***1,595***	***X***
Accounts payable to personnel, RUR	***2,114,681***	
- including those overdue, RUR		***X***
Accounts payable to the budget and non-budget funds, RUR	***17,327,516***	
- including those overdue, RUR		***X***
Loans		***1,390,394***
- including those overdue, RUR		***X***
Borrowings, RUR	***5,230,396***	***183,396***
- including those overdue, RUR		***X***
- including bonded loans, RUR		
- including overdue bonded loans, RUR		***X***
Other accounts payable, RUR	***2,061,156***	
- including those overdue, RUR		***X***
Total, RUR	***30,243,250***	***1,573,790***
- including those overdue, RUR	***1,595***	***X***

There are no creditors who account for more than 10 per cent of the total accounts payable in 2005 and 1Q2006.

2.3.2. The issuer's credit history.

From 2001 up to now, the Company has not concluded any credit agreements and/or loan agreements with the principal amounting to or exceeding 5 per cent of the Company's net assets value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company's liabilities relating to backing, including pledge or guarantee, provided to third parties from 2001 to 2005 and in 1Q2006: ***none***

Third parties' liabilities relating to backing, including pledge or guarantee, provided by the Company from 2001 to 2005 and in 1Q2006: ***none***

2.3.4. The issuer's other liabilities.

The Company has no such agreements (including forward transactions) not shown on its balance sheet, which may significantly impact financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses from 2001 to 2005 and in 1Q2006.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities from 2001 to the end of the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

The Company's operating activities include exploration, development and operation of oil and gas fields, oil and gas transportation and processing, and products sales, and are a complex production process that involves a number of technological industry risks.

The Company's efforts to keep its stable oil and gas production level, maintain and upgrade fixed assets, and introduce new equipment and technologies in the upstream sector allow it to minimize the impact of technological industry risks on its production processes and financial performance.

Russian oil companies are most likely to be subject to world oil prices fluctuation risks, which result from the following:

- ***the rate of economic development of the leading oil consuming countries;***
- ***OPEC decisions on crude oil production and exports to global markets;***
- ***political stability in the Middle East;***
- ***changes in prospective reserves worldwide.***

Oil prices at the domestic market are subject to the following factors:

- ***pace of oil export capacity expansion;***
- ***economic situation and growth trends;***
- ***inflation rate;***
- ***world oil price fluctuations affecting profitability of crude oil and petroleum products exports.***

2.5.2. Country and region risks.

The Company's operations are located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central regions of the Russian Federation. The regions where the Company does its business are unlikely to face any major seismic hazard or high probability of natural disasters. Some areas of the Republic of Sakha (Yakutia) are subject to seasonal floods that cannot, however, have a considerable impact on the Company's operations.

The Company is committed to continuous improvement of the efficiency of its business aimed at long-term growth, social responsibility to its country, society and employees; besides, this country and those regions where the Company operates have been demonstrating sustainable development. Therefore, the Company does not have any grave country or regional risks.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns much of its income from export of its products to foreign markets. Since export contracts typically use the US dollar as the main currency for payments, any changes in the national currency/USD exchange rate may substantially influence the Company's financial performance. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to implement its strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for the level of returns on investment projects.

A substantial part of the Company's expenses depends on the general price level in Russia and, in particular, on the level of natural monopolies' services rates, and is subject to a rising inflation risk. The Company seeks to reduce risks of exposure of operation activities to inflation by taking into account estimated inflation rates when formulating financial plans and budgets.

2.5.4. Legal risks.

Changes in tax legislation, i.e. higher tax rates or different procedures or time frames for calculation and payment of taxes, and restricted mineral resources export possibilities, e.g. tariff and non-tariff restrictions, higher oil export tariffs, may reduce the Company's profit.

Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align its operations with the new requirements. However, this risk should be considered as low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out licensable activities, or when

compliance with requirements will entail excessive expenses, which may prompt the Company to stop this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

2.5.5. Risks related to the issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in oil prices in both world and domestic markets, alterations of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:
The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Information on the alterations in the issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Joint Stock Company of Open Type "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Data on the state registration of the Issuer.
Date of state registration of the Issuer: ***06.05.1993***
Number of the state registration certificate: ***12-4782***
Body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
Body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: ***The Company was established on 06.05.1993 in accordance with and pursuant to Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***
The period when the Issuer ceases to exist: ***indefinite.***
Corporate purpose: ***the main corporate objective is profit earning.***
Other information: ***no other information.***

3.1.4. Contacts.
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42-60-28***
Fax: ***(3462) 42-64-94***

E-mail: ***secretary@surgutneftegas.ru***
Web-site: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company:
Name: ***Limited Liability Company "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***

E-mail: ***invz@wsnet.ru***
Web-site: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Name: ***Moscow representative office of OJSC "Surgutneftegas"***

Location: ***1011000, Russian Federation, Moscow, ul. Myasnitskaya, 34, bld. 1***
Mailing address: ***1011000, Russian Federation, Moscow, ul. Myasnitskaya, 34, bld. 1***
Director: ***Yury Nikolayevich MAKARKIN***
Establishment date: ***27.09.1993***
Letter of attorney duration: ***31.12.2006***

Name: ***Saint Petersburg representative office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***197136, Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Director: ***Viktor Ivanovich MANOILIN***
Establishment date: ***28.05.1998***
Letter of attorney duration: ***23.10.2006***

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The issuer's core economic activity.

The Company's core economic activity is production of crude oil and petroleum (associated) gas.

Items	Unit	2001	2002	2003	2004	2005	1Q2006
Revenues from ordinary activities	*000'RUR.*	*140,948,636*	*181,018,367*	*209,040,878*	*282,822,537*	*400,603,930*	*109,942,331*
Changes against the corresponding reporting period of the previous year	*%*	*-7.7*	*+28.4*	*+15.5*	*+35.3*	*+41.6*	*+34.2*
Share of operating revenues in total income	*%*	*92.6*	*95.1*	*96.2*	*93.5*	*88.4*	*92.4*

Changes in revenues from ordinary activities by 10% or more against the corresponding period of the previous reporting year:

The reasons why the operating revenues in 2005 increased against 2004 were an increase in prices for crude oil and in prices for oil products in global and domestic markets and an increase in the amount of sales of oil and oil products.

Better oil and refined products price performance and larger volumes of refined products supply are behind the growth in revenues from ordinary activities in the reporting period.

Activities of OJSC "Surgutneftegas" are not seasonal.

3.2.3. Main types of goods (works, services).

Main types of goods that accounted for no less than 10% of sales:

Item	Unit.	2001	2002	2003	2004	2005	1Q 2006
Oil sales revenues	*000'RUR.*	*100, 941,005*	*129,384,830*	*148,491,013*	*208,068,588*	*281,435,225*	*76,252,725*
Share in total proceeds	*%*	*68.6*	*69.6*	*69.6*	*72.2*	*65.6*	*65.9*
Oil products sales revenues	*000'RUR.*	*38,193,394*	*44,478,334*	*50,559,479*	*62,885,186*	*106,713,020*	*30,358,536*
Share in total proceeds	*%*	*26.0*	*23.9*	*23.7*	*21.8*	*24.9*	*26.2*

Breakdown of the Company's costs of production

Item of cost	2005	1Q2006
Raw materials and supplies,%	*2.22*	*1.60*
Acquired components and semi-finished articles, %	*1.50*	*1.33*
Works and production services rendered by contractors, %	*14.67*	*14.37*
Fuel, %	*0.47*	*0.56*
Energy, %	*2.41*	*2.33*
Labor costs, %	*10.48*	*7.55*
Interests on loans, %	*0.00*	*0.00*
Rental payments, %	*0.02*	*0.00*
Social expenditures, %	*1.58*	*0.75*
Depreciation of fixed assets, %	*20.01*	*21.17*
Taxes included in production costs, %	*45.11*	*47.42*
Other expenses, %	*1.53*	*2.92*
amortization of intangible assets, %	*0.08*	*0.02*
remuneration for rationalization proposals, %	*0.00*	*0.00*
compulsory insurance payments, %	*0.08*	*0.96*
entertainment expenses, %	*0.00*	*0.00*
other, %	*1.37*	*1.94*
Total costs of production and sale of goods (works, services) (cost of production), %	*100.00*	*100.00*
For reference only: ratio of proceeds from sale of goods (works, services) to cost of production, %	*149.20*	*150.10*

Cost production calculation includes commercial expenses

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as

per Federal Law of the Russian Federation No.129-FZ "On Accounting" dated November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of Russian Federation dated July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation dated July 6, 1999 and Order No.67n of the Ministry of Finance of the Russian Federation dated July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The issuer's raw material (supplies) and suppliers.

The Company does not use raw materials for its core activity (oil and associated petroleum gas production).

The suppliers who provided more than 10% of overall material assets delivered in 2005:

Name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");***
Mailing address: ***105062, Moscow, Podsosensky pereulok, 5/1;***
Legal address: ***620219, Yekaterinburg, ul.Malysheva, 36;***
Location: ***N/A;***
Share in the overall supplies volume: ***17%***

In 2005, import share accounted for 13.9% of total supplies of material assets.

The suppliers who provided more than 10% of overall material assets delivered in 1Q2006:

Name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");***
Mailing address: ***105062, Moscow, Podsosensky pereulok, 5/1;***
Legal address: ***620219, Yekaterinburg, ul.Malysheva, 36;***
Location: ***N/A;***
Share in the overall supplies volume: ***20%***

In 1Q2006, import share accounted for 7.7% of total supplies of material assets.

The Company's financial position enables it to make both these material assets sources (suppliers) and their substitutes available.

3.2.5. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	1Q 2006
- on the territory of Russia	*The Central Federal District* *The Northwest Federal District* *The Volga Federal District* *The Far East Federal District* *The Urals Federal District* *The Siberian Federal District*
- export	*European countries* *CIS countries*

OIL PRODUCTS	1Q 2006
- on the territory of Russia	*The Northwest Federal District* *The Central Federal District*
- export	*European countries*

Some of the factors that can adversely affect the Company's sales include lower world prices for oil and petroleum products, higher transport tariffs and possible export quota restrictions.

To minimize this impact, the Company, on a routinely basis, monitors prices in foreign and domestic oil and oil products markets and remaps its export routes choosing those with better prices.

3.2.6. The issuer's licenses

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within 17 Yugansky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***

Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***

Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***

Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky exploration block***

Number: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***

Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block***

Number: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block***

Number: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block***

Number: ***NRM No. 12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block***

Number: ***NRM No. 12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block***

Number: ***NRM No. 12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Syamayusky exploration block***

Number: ***KhMN 13492 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 13493 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 13494 NP***
Date of issue: ***27.02.2006***
Date of expiry: ***20.02.2011***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky exploration block***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***05.12.2000***
Date of expiry: ***04.12.2020***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***

Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***

Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 01896 VE***
Date of issue: ***12.01.2000***
Date of expiry: ***11.10.2024***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Severo-Seliyarovsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***

Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***28.12.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No. 01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No. 01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No. 01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No. 01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN No. 01898 VE***
Date of issue: ***13.10.2005***
Date of expiry: ***12.10.2015***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Yuk'yaunsky licensed area***

Number: ***KhMN 00302 TRIO***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2009***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00238 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***31.12.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00237 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***31.12.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***

Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
Issuing authority:. ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***local and intra-area telephone communication services***

Number: ***ID No. 04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
Issuing authority: ***Ministry of Mass Media of RF***
Range of activity: ***publishing business***

Number: ***62EK No. 01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of the Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62EK No. 01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russian Federation***
Range of activity: ***field geophysics and well logging studies (including firing and blasting operations)***

Number: ***62VR No. 01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No. 01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of explosive equipment and devices, perforation equipment and systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia to perform perforating operations***

Number: ***62VR No. 01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***

Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***use of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No. 01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***nature conservation works (services) (elaboration of maximum permissible discharges limits, generation limits and disposal limits, etc.)***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***nature conservation works (services) (environmental impact assessment for proposed and operating industrial facilities)***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuance of ecological passports***

Number: ***57 EK No. 006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
Issuing authority: ***Administration of Northern Caucasus Federal Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of facilities subject to vessel pressure control***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***

Issuing authority: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activities (pre-trip medical examinations for Motor depot of Healthcare Division "Surgut")***

Number: ***77.99.18.001.L.000359.02.05***
Date of issue: ***22.02.2005***
Date of expiry: ***22.02.2010***
Issuing authority: ***Federal Service on Protection of Consumers and Welfare***
Range of activity: ***activities relating to use of agents of infection***

Number: ***4/78/04***
Date of issue: ***30.06.2004***
Date of expiry: ***30.06.2009***
Issuing authority: ***Department of Healthcare of Krasnodarsky Krai***
Range of activity: ***pharmaceutical business***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction and mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of construction materials and structures***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***

Range of activity: ***use of water (surface water objects)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water objects)***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
Issuing authority: ***State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
Body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
Issuing authority: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
Issuing authority: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (Polytechnic Education Centre)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
Issuing authority: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***1553***
Date of issue: ***17.07.2005***
Date of expiry: ***17.07.2008***

Issuing authority: ***Economic Policy Department of Administration of the city of Surgut***
Range of activity: ***retail sales of alcoholic beverages***

Number: ***256***
Date of issue: ***27.09.2005***
Date of expiry: ***27.09.2010***
Issuing authority: ***Division of Ministry of Taxes and Duties for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***purchase, storage and supply of alcoholic beverages (not inclusive of export and import)***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***surveying activity***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russian Federation***
Range of activity: ***transportation of oil, gas and their respective derivatives through main pipelines***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
Issuing authority: ***Ministry of Energy of RF***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of RF***

Range of activity: ***operation of heating systems***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of RF***
Range of activity: ***operation of electric systems***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas production facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
Issuing authority: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosion-dangerous production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Issuing authority: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Issuing authority: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***

Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
Issuing authority: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***lease of communication channels***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor vehicles equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***

Issuing authority: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
Issuing authority: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
Issuing authority: ***State Construction Committee of RF***
Range of activity: ***construction of structures and buildings of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***18.10.2009***
Issuing authority: ***Federal Agency for Building and Housing Complex***
Range of activity: ***engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***04.10.2009***
Issuing authority: ***Federal Agency for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***62-DG-001184 (S)***
Date of issue: ***07.12.2004***
Date of expiry: ***07.12.2009***
Issuing authority: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***operation of gas distributing systems***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***18.11.2009***
Issuing authority: ***Federal Agency for Technical Regulation and Metrology***
Range of activity: ***repair of measurement instrumentation***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***

Date of expiry: ***31.12.2009***
Issuing authority: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***86-01-000005***
Date of issue: ***02.09.2004***
Date of expiry: ***02.09.2009***
Issuing authority: ***Federal Healthcare and Social Development Service***
Range of activity: ***medical activities***

Number: ***KRD 41698 BMKZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***01.03.2010***
Issuing authority: ***Kuban Administration of Basins of Federal Water Resources Agency***
Range of activity: ***use of water (surface water objects)***

Number: ***86-01-000005***
Date of issue: ***11.08.2005***
Date of expiry: ***11.08.2010***
Issuing authority: ***Federal Healthcare and Social Development Service***
Range of activity: ***medical activities***

Number: ***86-01-000005***
Date of issue: ***09.02.2006***
Date of expiry: ***09.02.2011***
Issuing authority: ***Federal Healthcare and Social Development Service***
Range of activity: ***medical activities***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/1***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of***

OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/3***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/4***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Research Institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

3.2.7. The issuer's joint activity

In 1Q2006 and during the period of 2001 to 2005, the Company did not sign any cooperation agreements.

3.2.8. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.9. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

a) Mineral resources

License ID: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***

Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00440 NE***

Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2047***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2047***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13143 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13144 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13145 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13146 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13147 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13148 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU 13230 NE***
Date of issue: ***06.07.2005***
Date of expiry: ***15.07.2025***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***TYuM 13380 NR***
Date of issue: ***25.11.2005***
Date of expiry: ***01.11.2030***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.06.2047***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN No. 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13411 NE***
Date of issue: ***15.12.2005***
Date of expiry: ***20.12.2070***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 13455 NE***
Date of issue: ***25.01.2006***
Date of expiry: ***01.02.2068***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***YaKU No. 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Paragraph 3, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Number: ***YaKU 02368 BP***
Date of issue: ***13.02.2006***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: **Republic of Sakha (Yakutia*)***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01862 VE***
Date of issue: ***08.06.2005***
Date of expiry: ***07.06.2020***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

License ID: ***KhMN 11293 VE***
Date of issue: ***19.01.2006***
Date of expiry: ***18.01.2031***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

In the first quarter of 2006, oil and associated petroleum gas production at the Company's fields under development amounted to 15.992 mn tons and 3.78 bcm, respectively.

b) Mineral resources processing

Processing of associated gas is performed by a gas processing division of OJSC "Surgutneftegas". The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. which is located in the city of Kirishi.

c) Products marketing

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals of sea ports to transport oil out of the Russian Federation's customs territory, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (basing upon their engineering capabilities).

3.2.10. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 2006, the Company will keep carrying on its prospecting works at the existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions in the Russian Federation.

The planned hydrocarbon output equals over 82 mn tons of oil equivalent including 67.1 mn tons of oil and 15.2 bcm of gas.

On the refining side, the Company will continue upgrading its production facilities, increasing production efficiency, equipment reliability and ecological security. Pursuing its cost cutting program, the Company plans to enhance equipment performance, which will translate into fuel, steam and energy savings.

Oil refining in 2006 is planned to amount to 19.7 mn tons.

The Company will continue upgrading its gas processing segment. Total capacity of the plant will amount to 7.2 bcm.

3.4. The issuer's share in industrial, banking, and financial groups, holdings, groups of companies and associations.

Organization's full name: ***Association "Information and Cooperation Council for Fuel and Energy Complex"***
The issuer's position and functions in the organization: ***Member of the Association***
The period of the issuer's participation in the organization: ***Unlimited***

3.5. The issuer's subsidiaries and dependent business associations.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0016%***
Fraction of the issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Timber construction materials***
Association's significance for the issuer's activity: ***Manufacturing construction materials, components, and assemblies for the issuer's needs***

Board of Directors: ***Not formed in compliance with constituent documents***

Individual executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***

Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Maleshin Yury Vladimirovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tverneftepродukт"***
Abbreviated name: ***LLC "SO "Tverneftepродукт"***
Location: ***Russian Federation, Tver***
The ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with constituent documents***

Individual executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the issuer's charter capital: ***0.0015%***
Fraction of the issuer's ordinary shares: ***0.0017%***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: **100%**

Share of the subsidiary (dependent business association) in the issuer's charter capital*: no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Fedeartion, Kaliningrad***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***the issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Construction of oil/gas development and injection wells***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

8. Full name: ***Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"***
Abbreviated name: ***LLC "LENGIPRONEFTEKHIM"***
Location: ***Russia, Saint Petersburg, 94, nab. Obvodnogo kanala.***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***structuring engineering, including process design of structures and facilities for fuel, raw material and primary processing industries***
Association's significance for the issuer's activity: ***Developing projects for the enterprises of OJSC "Surgutneftegas" group***
Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:

Name: ***Fomin Alexander Stepanovich***
Year of birth: ***1941***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, Saint Petersburg***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Farbman Valeriy Evseevich***
Year of birth: ***1945***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut, pr.Naberezhny, 22***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction of oil and gas production and injection wells***

Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Bykov Vitaly Veniaminovich***
Year of birth: ***1974***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the subsidiary or affiliated company's ordinary shares held by issuer: ***no share***
The company's basic activities: ***Broadcasting, television and radio programmes production and broadcasting***
The company's contribution to the issuer's business: ***Profit-earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Lyudmila Aleksandrovna LOGINOVSKAYA***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9994%***
Fraction of the subsidiary or dependent business association's ordinary shares held by issuer: ***99.9994%***

Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork***
Association's significance for the issuer's activity: ***Supplying the issuer's workforce with products of agricultural industry***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the issuer's charter capital: ***0.0052%***
Fraction of the issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Panasevich Vladimir Pavlovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0004%***
Fraction of the issuer's ordinary shares: ***0.0002%***

Name: ***Kurochkin Viktor Vasilyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky***

Autonomous Okrug, Surgut
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.97%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0062%***

Association's basic activities: ***providing various types of insurance***
Association's significance for the issuer's activity: ***Insuring the issuer's assets***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9904%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Oilstock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)***
Association's significance for the issuer's activity: ***Refining of oil supplied by the issuer***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:

Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.0063%***
Fraction of the issuer's ordinary shares: ***0.0075%***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***95%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0083%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0037%***

Association's basic activities: ***Brokerage activity; dealer activity; administration of securities; securities trading consultation services***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure; profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0032%***
Fraction of the issuer's ordinary shares: ***0.0001%***

16. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***93.0917%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Intermediary, marketing, and advisory activity***

Association's significance for the issuer's activity: ***Profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in The issuer's charter capital: ***0.0104%***
Fraction of The issuer's ordinary shares: ***0.0126%***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***94.1526%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***94.4371%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***banking***
Association's significance for the issuer's activity: ***Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.3028%***
Fraction of the issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0104%***
Fraction of the issuer's ordinary shares: ***0.0126%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***0.0005%***
Fraction of the issuer's ordinary shares: ***0.0001%***

Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

Chairperson of the managing board of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0025%***
Fraction of the issuer's ordinary shares: ***0.003%***

Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalievich***
Year of birth: ***1973***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilyevich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***0.0014%***
Fraction of the issuer's ordinary shares: ***0.0014%***

Name: ***Pastukhova Galina Afanasievna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Pospelova Natalia Evgenyevna***

Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0028%***
Fraction of the issuer's ordinary shares: ***0.0033%***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***87.25%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Brokerage activity; dealer activity; administration of securities; securities trading consultation services***
Association's significance for the issuer's activity: ***Assistance in ensuring the rights of the issuer's shareholders***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Piskunov Alexander Vladimirovich***
Year of birth: ***1963***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***no fraction***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***63.233%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0446%***

Association's basic activities: ***Depositary activity***

Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0000%***
Fraction of the issuer's ordinary shares: ***0.0000%***

19. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***30%***
Fraction of the subsidiary or dependent business association's ordinary shares held by the issuer: ***30%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Being dissolved***
Association's significance for the issuer's activity: ***Being dissolved***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization: ***Non existent. The profit-making organization is being dissolved***

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets

As of 31.12.2001

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation

Land and objects of environmental management	*3,514*	*0*
Buildings and structures	*108,718,285*	*49,474,788*
Machinery and equipment, Transport vehicles	*50,122,924*	*13,991,018*
Perennial growing stock	*21*	*0*
Other types of fixed assets	*6,454,422*	*862,252*
Total:	*165,299,166*	*64,328,058*

As of 31.12.2002

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*3,514*	*0*
Buildings and structures	*415,537,808*	*258,885,873*
Machinery and equipment, Transport vehicles	*114,855,307*	*58,198,294*
Perennial growing stock	*60*	*0*
Other types of fixed assets	*10,081,586*	*2,954,051*
Total:	*540,478,275*	*320,038,218*

As of 31.12.2003

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*3,514*	*0*
Buildings and structures	*442,339,862*	*279,487,615*
Machinery and equipment, Transport vehicles	*115,288,770*	*65,490,382*
Perennial growing stock	*1,190*	*0*
Other types of fixed assets	*4,427,327*	*1,430,117*
Total:	*562,060,663*	*346,408,114*

As of 31.12.2004

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*13,954*	*0*
Buildings and structures	*541,753,321*	*344,595,738*
Machinery and equipment, Transport vehicles	*140,930,210*	*88,628,395*
Perennial growing stock	*15,774*	*0*
Other types of fixed assets	*1,664,735*	*1,017,375*
Total:	*684,377,994*	*434,241,508*

As of 31.12.2005

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*29,303*	*0*
Buildings and structures	*648,389,343*	*419,176,265*
Machinery and equipment, Transport vehicles	*171,592,247*	*117,522,826*
Perennial growing stock	*15,842*	*0*
Other types of fixed assets	*1,856,868*	*1,147,769*
Total:	*821,883,603*	*537,846,860*

As of 31.12.2006

RUR '000

Name of fixed assets group	Historical (replacement) cost	Accumulated depreciation
Land and objects of environmental management	*30,161*	*0*
Buildings and structures	*741,918,331*	*480,518,524*
Machinery and equipment, Transport vehicles	*197,252,430*	*135,467,973*
Perennial growing stock	*18,832*	*511*
Other types of fixed assets	*1,986,872*	*1,239,938*
Total:	*941,206,626*	*617,226,946*

Results of the latest reappraisal of fixed assets and long term rented fixed assets

RUR '000

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	*29,303*	*29,303*	*As of 01.01.2006*	*29,303*	*29,303*
2	Buildings	*46,575,536*	*31,863,744*		*49,104,584*	*33,727,380*
3	Structures	*601,813,807*	*197,349,334*		*687,615,570*	*233,295,345*
4	Machinery and equipment	*150,982,586*	*47,432,372*		*173,599,071*	*57,492,381*
5	Transport vehicles	*20,609,661*	*6,637,049*		*22,473,825*	*7,853,773*
6	Production and economic fittings	*1,776,405*	*660,017*		*1,805,182*	*674,797*
7	Perennial growing stock	*15,842*	*15,842*		*18,832*	*18,821*
8	Other types of fixed assets	*80,463*	*49,082*		*156,243*	*95,334*
	Total:	*821,883,603*	*284,036,743*		*934,802,610*	*333,187,134*

The method of reappraisal of fixed assets: ***The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets, and other fixed assets: ***As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets: ***There are no encumbered fixed assets.***

4. Information on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.

4.1.1. Profit and loss

Figures demonstrating the Company's profits and losses for the period under review have been calculated "as of the last date of the quarter under review", i.e. as far as "Profit and Loss Account" is concerned, the figures have been calculated via a progressive total (Form No 2).

Item	2001	2002	2003	2004	2005	1Q2006.
Earnings, RUR '000	*147,136,178*	*185,821,042*	*213,335,303*	*288,064,361*	*428,741,393*	*115,796,845*
Gross profit, RUR '000	*76,139,906*	*73,991,971*	*82,607,028*	*122,419,400*	*164,184,336*	*45,019,918*
Retained profit, RUR '000	*10,856,998*	*10,422,718*	*17,371,197*	*65,859,101*	*114,479,318*	*20,841,545*
Return on equity, %	*3.61*	*2.19*	*3.40*	*10.72*	*15.08*	*2.51*
Return on assets, %	*3.41*	*2.10*	*3.24*	*10.21*	*14.22*	*2.39*
Net profit ratio, %	*7.38*	*5.61*	*8.14*	*22.86*	*26.70*	*18.00*
Profitability of products (sales), %	*44.16*	*33.56*	*32.55*	*36.56*	*32.97*	*33.38*
Turnover of capital	*0.49*	*0.40*	*0.42*	*0.47*	*0.56*	*0.14*
Uncovered loss as of the reporting date, RUR '000	*0*	*0*	*0*	*0*	*0*	*0*
Uncovered loss as of the reporting date to the balance sheet currency ratio	*0*	*0*	*0*	*0*	*0*	*0*

The figures demonstrating the Company's profitability level are high.

Sales proceeds last 5 years (net of VAT, excise duties and similar compulsory payments) grew three times. This was driven by higher oil output and larger volumes of refined products coupled with favorable price environment.

The Company's business is profitable. Profitability of products (sales) is high. A decrease in profitability of products from 44% to 33% is caused by higher material costs (higher tariffs and prices for material resources, fuel and electricity), depreciation and mining tax deductions (a progressive scale).

During the period under review, the positive trend in return on assets and equity capital was bolstered by efficient use of existing resources and cost control.

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

Main factors which caused changes in the issuer's sales proceeds in 2005 are as follows:
- better oil and oil products markets environment in the domestic market and in foreign markets;
- higher sales volumes of oil and refined products;

Main factors which caused changes in the issuer's sales proceeds in the reporting period as compared with the corresponding period of the previous year are as follows:
- better oil and oil products markets environment;
- higher sales volumes of oil and refined products;

4.2. The issuer's liquidity position.

Figures demonstrating the Company's liquidity position in the period under review were calculated "as of the end date of the reporting quarter".

Item	2001	2002	2003	2004	2005	1Q2006
Own circulating assets, RUR '000	*129,837, 281*	*183 695, 583*	*167,282, 416*	*219, 693, 720*	*333, 619, 596*	*338, 593, 252*
Index number of permanent asset	*0.57*	*0.61*	*0.67*	*0.64*	*0.56*	*0.59*
Current liquidity ratio	*12..59*	*10.78*	*8.27*	*9.90*	*10.04*	*11.23*
Quick liquidity ratio	*11..15*	*9.83*	*7.57*	*9.21*	*9.48*	*10.67*
Proprietary funds autonomy ratio	*0.94*	*0.96*	*0.95*	*0.95*	*0.94*	*0.95*

*Own circulating assets are calculated excluding accounts receivables (with payments expected later then 12 months from the reporting date)

In 2001-2005 the Company's own circulating assets increased 2.57 times. That was caused by high-margin activities and the need to accumulate financial resources required to implement investment projects.

The figures behavior in the period under review is analyzed in correlation with the same period of the previous financial year.

The figures above show that the Company is enjoying a high level of financial solvency. The figures demonstrating liquidity of the Company's balance sheet are many times higher than the required level. The Company's funds are sufficient to fully meet all its obligations through its liquid assets. The Company is financially independent and has sufficient resources to implement its upgrade program and to acquire new assets at its own expense.

4.3. Size and structure of the issuer's capital and current assets.

4.3.1. Size and structure of the issuer's capital and current assets.

RUR '000

Item	2001	2002	2003	2004	2005	1Q2006
Charter capital (according to the Company's Charter)	43,427,993	43,427,993	43,427,993	43,427,993	43,427,993	43,427,993
Own shares bought back from shareholders	-	-	-	-	-	-
Reserve capital	6,514,198	6,514,198	6,514,198	6,514,198	6,514,198	6,514,198
Added capital	114,271,035	274,444, 515	315,897,243	371,580,400	420,973,120	469,994,140
Accumulation fund	75,934,913	-	-	-	-	-
Social fund	253,391	-	-	-	-	-
Directed financing and receipts	6,179,551	362,439	-	-	-	-
Retained profit	54,866,814	143,015,897	138,007,756	187,299,144	283,956,796	304,927,712
Total capital	301,447,895	467,765,042	503,847,190	608,821,735	754,872,107	824,864,043

RUR '000

Item	2001	2002	2003	2004	2005	1Q2006
Stock	15,530,835	16,377,907	14,458,817	16,009,588	17,930,834	16,991,362
VAT on acquired valuables	1,384,306	1,832,301	1,773,817	1,527,465	3,239,902	1,913,199
Accounts receivable	14,949,583	21,764,919	24,164,248	34,441,895	59,607,546	57,231,626
Short-term financial investments	111,038,072	349,373	36,399,460	57,904,121	109,274,152	100,298,432
Cash	4,878,649	59,983,345	635,465	1,733,954	1,293,475	2,665,354
Other current assets	-	104,888,523	115,859,279	140,575,	189,964,5	203,249,9

				749	03	97
Total current assets	147,781,445	205,196,368	193,291, 086	252,192,772	381,310,412	382,349,970

The Company's current assets are financed by proprietary resources.

Circulating assets grew in the reporting period thanks to increased sales volumes in the Company.

The Company has no plans to change its current assets financing policy.

4.3.2. The issuer's financial investments.

The Company had no financial investments constituting 10 and more per cent of its total financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" enacted by Order No. 126n, dated December 10, 2002, of the Ministry of Finance of the Russian Federation.

4.3.3. The issuer's intangible assets.

The Company's intangible assets for 2001-2005 were shown in the Company's financial statements for relevant periods.

RUR '000

Intangible assets group name: Reporting date: **31.03.2006**	**Historical (replacement) cost**	**Accumulated depreciation**
Total	*412,221*	*225,633*
Including: **computer programs, software held by possessor of right**	*412,221*	*225,633*

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" enacted by Order No. 91n, dated October 16, 2000, of the Ministry of Finance of the Russian Federation.

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 2005, the Company's R&D efforts including EOR long-term programs translated into savings of RUR 6.5 bn with RUR 552.45 mn invested.

In 1Q06 the Company's R&D Institute "SurgutNIPIneft" carried 74 research projects, third-party contractors completed another 42 projects. Expenses of 116 projects amounted to RUR 120.46 mn.

Mastering new operating procedures, advanced forms of production and equipment.

The economic effect of projects completed in 2005 amounted to RUR 8.87 bn. Expenses for technical upgrading of core activities; new equipment and technology testing equaled in 2005 RUR 3.48 bn against RUR 2.96 planned. This is due to additional projects included in the plan and larger volumes of introduced equipment.

The 1Q2006 plan to master new operating procedures, advanced forms of production and equipment called for 138 new equipment and technologies commissioning projects, later the plan was extended to include 6 more projects and 11 projects were rescheduled. Thus, there were 133 projects completed.

New equipment and technologies testing.

As a part of collaboration with leading designers and manufacturers of oil and gas industry there were 55 tests of new equipment and technology performed in 2005. The latter included those applied in well survey and development, sidetracking, crude delivery and transportation supply.

Initially, the 2006 plan to carry out pilot projects calling for the testing of new equipment and technologies included 59 projects, later 2 undertaking were canceled due to design defect of the tested equipment. .

In the 1st quarter, the Company started to test 27 samples of new equipment and technologies.

Import substitution

In order to replace imported equipment, spare parts and consumables with their Russian equivalents, the Company has planned to have 734 items of the nomenclature list manufactured domestically in 2005, which will translate into savings of RUR 524.8 mn.

In 2006 we plan to manufacture 735 items of the nomenclature list, which is expected to translate into savings of RUR 455.7 mn. 1Q2006 witnessed 524 items manufactured

The Company's rationalization and invention activities and acquisition of patents.

In 2005, there were 2,865 authors who participated in rationalization activity and 2,298 technical proposals introduced which translated in saving of RUR 539.9 mn.

The Company obtained 34 documents of title from Rospatent including 30 official registration certificates for software and databases, 1 patent for invention, 3 patents for a utility model and 3 resolutions to issue patents. The documents of title for R&D results, software and databases, items of industrial property obtained as a part of patent works plan translated in intangible assets increase by RUR 41.96 mn.

In 1Q2006 the Company executed and sent 15 applications to Rospatent's Federal Institute of Industrial Property, including 5 applications for invention, 12 applications for software and 2 applications for databases. Additionally, the Company obtained 17 documents of title (11 official registration certificates for software and 6 for databases) and 5 resolutions to issue documents of title (1 for an industrial sample and 4 for utility models).

Currently Rospatent is considering 25 applications, including 9 applications for inventions, 13 applications for official registration of software and 3 applications for a database.

The documents of title for R&D results, software and databases, items of industrial property obtained as a part of patent works plan translated in intangible assets increase of as much as RUR 34 mn in 1Q2006.

4.5. Oil industry trend analysis.

OJSC "Surgutneftegas" is one of the leaders of the Russian oil industry. In the year under review, the Company accounted for 13.6% of the total Russian oil production and 2.2% of the country's gas production. In 2005, the Company increased crude oil production by 7.1%, which translates into a 38% share of the increase in the total domestic oil production.

The Company also leads the Russian oil industry in terms of gas production. It accounts for over 29% of gas produced by Russian oil companies.

The Company's servicing divisions make a valuable contribution to its outstanding performance. The divisions engaged in scientific research and production employ advanced cost-effective technologies, which reduce production risks and enhance oil recovery. These field development technologies applied consistently enable the Company to increase meterage drilled, put onstream new producing wells, and decrease the number of idle wells.

In 2005, the Company accounted for over 33% of the domestic development drilling and over 26% of the domestic exploratory drilling. The Company commissioned 922 wells, i.e. every fourth well commissioned in Russia. The Company's efforts to optimize the structure of its operating well stock reduced the share of idle wells to 9.1%. This is the smallest idle well stock among Russian oil producers.

In 2005, the Company's share in the Russian oil refining went up by 1% to almost 9%. The Company's refinery located in the city of Kirishi produces a wide range of petroleum products, most of which are exported. The trademark of the refinery, KINEF, is well known in more than 50 countries worldwide. The Company consistently increases its crude refining: in 2005, it grew by 15% and totaled 18.5 mn tons.

In the first quarter of 2006, the Company produced almost 16 mn tons of crude oil, which is 4% up from the same period of the previous year. Gas production reached 3.8 bcm. Crude oil refining totaled 4.4 mn tons, a 16%

increase against the reporting period of the previous year. Gas processing amounted to 1,054 mn cub meters.

Oil production by major competitors, the largest Russian companies

Company	Country of incorporation	Oil production, thousand tons					Share in the Russian production, %				
		2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
LUKOIL	*Russia*	*62,916*	*75,474*	*78,870*	*84,103*	*87,814*	*18.1*	*19.9*	*18.7*	*18.3*	*18.7*
YUKOS	*Russia*	*58,113*	*69,387*	*80,747*	*85,679*	*24,516*	*16.7*	*18.3*	*19.2*	*18,7*	*5.2*
SURGUTNEFTEGAS	***Russia***	***44,028***	***49,208***	***54,025***	***59,620***	***63,859***	***12.6***	***13.0***	***12.8***	***13.0***	***13.6***
TNK	*Russia*	*40,607*	*37,501*	*42,961*	*49,490*	*54,042*	*11.7*	*9.9*	*10.2*	*10.8*	*11.5*
SIBNEFT	*Russia*	*20,593*	*26,327*	*31,394*	*33,985*	*33,040*	*5.9*	*6.9*	*7.5*	*7.4*	*7.0*
ROSNEFT	*Russia*	*14,942*	*16,112*	*19,568*	*21,600*	*74,418*	*4.3*	*4.2*	*4.6*	*4.7*	*15.8*
SLAVNEFT	*Russia*	*14,928*	*14,700*	*18,097*	*22,009*	*24,163*	*4.3*	*3.9*	*4.3*	*4.8*	*5.1*
SIDANKO	*Russia*	*9,135*	*16,263*	*18,618*	*20,775*	*21,305*	*2.6*	*4.3*	*4.4*	*4.5*	*4.5*
BASHNEFT	*Russia*	*11,864*	*12,015*	*12,046*	*12,032*	*11,934*	*3.4*	*3.2*	*2.9*	*2.6*	*2.5*
TATNEFT	*Russia*	*24,612*	*24,612*	*24,669*	*25,100*	*25,332*	*7.1*	*6.5*	*5.9*	*5.5*	*5.4*
Oil majors, total		*301,738*	*341,599*	*380,995*	*414,392*	*420,423*	*86.7*	*90.0*	*90.4*	*90.3*	*89.5*
RUSSIAN PRODUCTION		*348,067*	*379,628*	*421,347*	*458,808*	*469,986*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*

Gas production by major competitors, the largest Russian companies

Company	Country of incorporation	Gas production, mn cub meters					Share in the Russian production, %				
		2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
LUKOIL	*Russia*	*3,722*	*4,276*	*4,699*	*5,015*	*5,795*	*0.6*	*0.7*	*0.8*	*0.8*	*0.9*
YUKOS	*Russia*	*1,707*	*2,392*	*3,448*	*3,426*	*1,970*	*0.3*	*0.4*	*0.6*	*0.5*	*0.3*
SURGUTNEFTEGAS	***Russia***	***11,103***	***13,304***	***13,883***	***14,325***	***14,361***	***1.9***	***2.2***	***2.2***	***2.3***	***2.2***
TNK	*Russia*	*4,692*	*3,640*	*4,974*	*5,859*	*6,451*	*0.8*	*0.6*	*0.8*	*0.9*	*1.0*
SIBNEFT	*Russia*	*1,639*	*1,402*	*1,986*	*1,955*	*1,993*	*0.3*	*0.2*	*0.3*	*0.3*	*0.3*
ROSNEFT	*Russia*	*6,131*	*6,460*	*7,018*	*9,377*	*13,045*	*1.1*	*1.1*	*1.1*	*1.5*	*2.0*
SLAVNEFT	*Russia*	*1,390*	*559*	*823*	*918*	*994*	*0.2*	*0.1*	*0.1*	*0.1*	*0.2*
SIDANKO	*Russia*	*715*	*1,130*	*1,844*	*2,146*	*2,279*	*0.1*	*0.2*	*0.3*	*0.3*	*0.4*
BASHNEFT	*Russia*	*374*	*366*	*369*	*361*	*363*	*0.1*	*0.1*	*0.1*	*0.1*	*0.1*
TATNEFT	*Russia*	*753*	*718*	*728*	*736*	*737*	*0.1*	*0.1*	*0.1*	*0.1*	*0.1*
Oil majors, total		***32,226***	***34,247***	***39,772***	***44,118***	***47,988***	***5.5***	***5.8***	***6.4***	***7.0***	*7.5*
RUSSIAN PRODUCTION		***581,509***	***595,373***	***620,325***	***633,954***	***641,015***	***100***	***100***	***100***	***100***	*100*

Initial crude oil processing by major competitors, the largest Russian companies

Company	Country of incorporation	Initial processing, thousand tons					Share in the Russian processing, %				
		2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
LUKOIL	***Russia***	*22,730*	*33,941*	*34,271*	*35,503*	*37,244*	*12.7*	*18.4*	*18.1*	*18.2*	*18.0*
YUKOS	***Russia***	*16,543*	*30,924*	*30,949*	*31,862*	*32,515*	*9.3*	*16.7*	*16.3*	*16.3*	*15.7*

SURGUTNEFTEGAS	*Russia*	*15,868*	*14,812*	*15,296*	*15,487*	*18,497*	*8.9*	*8.0*	*8.1*	*7.9*	*8.9*
TNK	*Russia*	*11,801*	*15,519*	*15,749*	*16,114*	*18,884*	*6.6*	*8.4*	*8.3*	*8.3*	*9.1*
SIBNEFT	*Russia*	*13,258*	*13,264*	*13,832*	*14,308*	*14,500*	*7.4*	*7.2*	*7.3*	*7.3*	*7.0*
ROSNEFT	*Russia*	*7,753*	*8,404*	*9,638*	*9,448*	*10,639*	*4.3*	*4.5*	*5.1*	*4.8*	*5.1*
SLAVNEFT	*Russia*	*11,476*	*11,833*	*11,739*	*12,432*	*12,779*	*6.4*	*6.4*	*6.2*	*6.4*	*6.2*
SIDANKO	*Russia*	*13,542*	*4,636*	*4,642*	*5,515*	*5,704*	*7.6*	*2.5*	*2.4*	*2.8*	*2.7*
TATNEFT	*Russia*	*5,915*	*5,347*	*6,326*	*6,656*	*4,502*	*3.3*	*2.9*	*3.3*	*3.4*	*2.2*
Oil majors, total		*118,886*	*138,679*	*142,442*	*147,722*	*155,129*	*66.7*	*75.0*	*75.2*	*75.8*	*74.8*
RUSSIA, TOTAL		*178,362*	*184,961*	*189,478*	*194,959*	*207,434*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*

Key competitive strengths of the Company.

The sound resource base

The Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth. The Company is also making its first steps in another oil region, Eastern Siberia, which will be determining the Company's development in the long term;

Availability of advanced equipment and technologies for oil production

Advanced equipment and technologies ensure economically feasible recovery of complex hydrocarbon reserves while keeping the costs competitively low and maintaining high oil recovery ratio at the Company's fields;

The Company's own servicing divisions

The Company's servicing divisions enable the Company to work efficiently in new regions and control capital and operating expenses in the production sector;

Advantageous location of the Company's refinery in the city of Kirishi, Leningradskaya Oblast

Close proximity to the sea ports boosts the efficiency of exports and makes it possible to expand the output of top quality products, which are in demand on the global market;

Availability of a complete production cycle to utilize and process associated petroleum gas and sell finished products

The Company's expertise in gas production and processing provides for cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;

Availability of substantial financial reserves

Substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement large-scale investment projects.

5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

5.1. Data on structure and terms of reference for the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the issuer's general shareholders' (participants') meeting, as determined by the Company's Charter (constituent documents):

The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders, owning over 50% of the Company's voting shares and taking part in the general shareholders' meeting, have voted for it, except as otherwise provided by the Company's Charter):

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category

(type). Such resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) to determine the procedure of general shareholders' meeting;

12) to establish the counting commission;

13) to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of publication;

14) share split and share consolidation;

16) to adopt resolutions to approve large-scale transactions by the Company, in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;

20) to increase the Company's charter capital through increase in par value of shares;

21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;

22) to approve internal documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The terms of reference for the issuer's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents):

The terms of reference for the Board of Directors include the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;

3) to determine priority lines of the Company's activity;

4) to convene annual and extraordinary general shareholders' meetings of the Company;

5) to adopt the agenda for general shareholders' meetings;

6) to determine the date for making up the list of persons having the right to participate in the general shareholders' meeting as well as the date, venue and time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders while preparing for the general shareholders' meeting, of the form and text of a ballot paper;

7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;

8) to increase the Company's charter capital through placement by the Company of:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;

- additional preferred shares through public subscription;

- additional shares at the expense of the Company's property;

9) to approve reports on results of issues and purchases of the Company's shares by the Company;

10) to amend the Company's Charter in the wake of an increase in its charter capital resulting from a higher par value of shares;

11) to amend the Company's Charter in the wake of an increase in its charter capital resulting from the placement of additional shares;

12) placement by the Company of:

- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;

- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;

13) to determine the market value of the Company's property;

14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;

15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint Director General of the Company, to determine the size of bonuses and compensations paid to him;

18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;

19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;

20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a general shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by Director General of the Company;

21) to establish branches and to open representative offices of the Company;

22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;

23) to adopt resolutions on approval of large-scale transactions, in accordance with the Federal Law "On Joint Stock Companies";

24) according to the Federal Law "On Joint Stock Companies", to adopt resolutions on approval of transactions in case the Company is an interested party to such a transaction, excluding transactions carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in the order provided for by the Company's Charter;

25) to adopt resolutions on conclusion of agreements and establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues, as provided by the law of the Russian Federation.

The terms of reference for the individual and collegial executive bodies of the issuer, as provided by its Charter (constituent documents):

The terms of reference for Director General of the Company include the following:

1. *to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;*
2. *to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;*
3. *within the rights granted to him/her, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including conclusion of contracts on acquisition and alienation of*

the Company's property; to conclude loan and credit agreements; besides, due to the fact that as of the date of the Company's general shareholders' meeting it is impossible to determine business transactions to be conducted between the Company and OJSC "NK "Surgutneftegas" with Director General of the Company as a potentially interested party, he/she has the right to establish that the above-mentioned transactions including loan transactions as well as transactions on direct or indirect acquisition or alienation of property by the Company (including shares up to the limit of 10% of the book value of the Company's assets as of the date when the resolution on closing such transactions is adopted) can be carried out by Director General independently;

4. to act on behalf of the Company while having relations with Russian or foreign legal and natural persons, to sign contracts and treaties in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property accounting for up to 25% of the book value of the Company's assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5. to deal with issues concerning investments in the development of enterprises and organizations;

6. to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;

7. to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Labor Internal Regulations and Duty Regulations for all ranks of the Company's employees;

8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment contracts with the employees on behalf of the Company;

9. to take decisions on the social development of the Company and its subsidiaries;

10. on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.

Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. Director General passes resolutions on issues within his/her terms of reference independently.

For a period of his/her absence and under any other circumstances, Director General has the right to appoint any of the Company's officials as an acting Director General.

5.2. Members of the issuer's management bodies.

Board of Directors.

Chairman:
Name: ***Nikolai Yakovlevich MEDVEDEV***
Date of birth: ***1943***
Education: ***Higher professional education, Doctor of Geology and Mineralogy***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Geologist – Deputy Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief Geologist***

Share in the issuer's charter capital: ***0.035%***
Share of the issuer's common stock: ***0.0418%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Members of the Board of Directors:

Name: ***Sergei Alekseevich ANAN'EV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the issuer's charter capital: ***0.0048%***
Share of the issuer's common stock: ***0.0054%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***
Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Alexander Nikolaevich BULANOV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0002%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Igor Nikolaevich GORBUNOV***
Date of birth: ***1967***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***

Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Nikolai Ivanovich MATVEEV***
Date of birth: ***1942***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer – First Deputy Director General***

Share in the issuer's charter capital: ***0.0105%***
Share of the issuer's common stock: ***0.0122%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Alexander Filippovich REZYAPOV***
Date of birth: ***1952***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the issuer's charter capital: ***0.0206%***
Share of the issuer's common stock: ***0.024%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Ildus Shagalievich USMANOV***
Date of birth: ***1954***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the issuer's charter capital: ***0.0018%***
Share of the issuer's common stock: ***0.0022%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Executive body:
Individual executive body:
Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to the members of the Company's Board of Directors for 2005 (RUR): ***22,372,000***

Total (RUR): ***22,372,000***

Remunerations are paid to the members of the Company's Board of Directors in accordance with the Company's Charter.

5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.

The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.

The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.

To have an annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Members of the bodies supervising the issuer's financial and business activities.

Members:
Name: ***Lyudmila Arkad'evna PRISHCHEPOVA***
Year of birth: ***1951***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Auditing Department***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Valentina Panteleevna KOMAROVA***
Year of birth: ***1948***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Finance Division***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Head of Finance Division***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0006%***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Tamara Fedorovna OLEYNIK***
Year of birth: ***1947***
Education: ***secondary professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Additional Branch No. 1***

Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
no shares

Nature of kinship (if any): ***none***

5.6. Remuneration, incentives and/or compensations for expenses for the body supervising the issuer's financial and business activity.

Remuneration paid to the members of the Company's Auditing Committee for 2005 (RUR): ***no remuneration was paid***

Total (RUR): ***no remuneration was paid***

5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.
Average number of employees (workers) of the Company and the amount of allocations for wages and social security

Item	2001	2002	2003	2004	2005	1Q2006
Average number of employees, people	*81,481*	*86,108*	*85,723*	*82,717*	*82,340*	*83,617*
Employees who have higher professional education, %	*14.91*	*16.35*	*17.40*	*17.42*	*19.37*	*19.26*
Funds appropriated for remuneration of labor, thousand RUR	*22,577,587.5*	*28,853,931.9*	*31,072,586.5*	*32,921,400.3*	*35,693,450.3*	*7,556,259.4*
Funds appropriated for social security, thousand RUR	*480,071.1*	*472,603.3*	*572,476.4*	*656,067.3*	*730,743.8*	*76,259.7*
Total funds spent, thousand RUR	*23,057,658.6*	*29,326,535.2*	*31,645,062.9*	*33,577,467.6*	*36,424,194.1*	*7,632,519.1*

The employees (workers) of the Company formed a trade union body.

5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).
No such obligations

6. The issuer's participants (shareholders) and transactions of proprietary interest conducted by the issuer.

6.1. Total number of the issuer's shareholders (participants).

Total number of shareholders (participants): ***39,032***
Total number of nominee shareholders: ***25***

6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

Full corporate name: ***"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)***
Abbreviated corporate name: ***"ING BANK"***
Location: ***127473, Moscow, ul. Krasnoproletarskaya, 36***
Category of registered entity: ***nominee holder***
Tel.: ***(495) 755 54 00***
Fax: ***(495) 755 54 99***
E-mail: -
License number of securities market professional participant: ***177-03728-000100***
Date of issue: ***December 7, 2000***
Date of expiry: ***unlimited***
Issuing authority: ***Federal Commission for the Securities Market***
Number of the issuer's ordinary shares registered in the name of said nominee holder in the shareholder register: ***3,205,276,799***

6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: ***no share***

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): ***no such right***

6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Changes in the list of and in the participation of the issuer's shareholders (participants) holding not less than 5% of the issuer's charter

(reserve) capital (co-op share fund) or not less than 5% of the issuer's ordinary shares.

No.	Record date	Full name	Abbreviated name	Share in charter capital, %	Share of ordinary stock, %
1	*16.03.2001*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*6.29*	*7.64*
2	*16.03.2001*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
3	*16.03.2001*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
4	*16.03.2001*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18.93*	*15.04*
5	*12.02.2002*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
6	*12.02.2002*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20.93*	*16.94*
7	*12.02.2002*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
8	*31.01.2003*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.52*	*12.52*
9	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.21*	*16.72*
10	*02.02.2004*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14.88*	*8.09*
11	*25.03.2005*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.07*	*8.09*
12	*20.03.2006*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.67*	*8.69*

6.6. Transactions of proprietary interest conducted by the issuer.

No such transactions

6.7. Accounts receivable.

Accounts receivable as of 31.12.2005

RUR '000

Type of accounts receivable	Due date	
	Up to 12 months	Over 12 month period
Accounts receivable from buyers and customers	*50,183,070*	*9,205*
including overdue	*406*	*X*
Notes receivable		
including overdue		*X*
Participants' (incorporators') arrears of charter capital contributions		
including overdue		*X*
Advances issued	*3,949,889*	*0*

including overdue		*X*
Other accounts receivable	*3,396,243*	*2,069,139*
including overdue		*X*
Total	*57,529,202*	*2,078,344*
including total overdue	*406*	*X*

Accounts receivable as of 31.03.2006

RUR '000

Type of accounts receivable	Due date	
	Up to 12 months	Over 12 month period
Accounts receivable from buyers and customers	*45,388,330*	*9,205*
including overdue	*748*	*X*
Notes receivable		
including overdue		*X*
Participants' (incorporators') arrears of charter capital contributions		
including overdue		*X*
Advances issued	*3,132,195*	*0*
including overdue		*X*
Other accounts receivable	*6,570,931*	*2,130,965*
including overdue		*X*
Total	*55,091,456*	*2,140,170*
including total overdue	*748*	*X*

There were no debtors accounting for at least 10 per cent of the total accounts receivable in 2005 and in the first quarter of 2006.

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements for the latest financial year ended.

See Appendix 1

7.2. The issuer's quarterly accounting statements for the latest reporting quarter ended.

See Appendix 2

7.3. The issuer's consolidated accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.4. Data on the issuer's accounting policies.

See Appendix 3

7.5. Data on total export and share of export in total sales.

Item	Unit	2003	2004	2005	1Q2006
(Net) revenue from sales of goods, products, works and services (less VAT, excise duties and similar obligatory payments)	*RUR '000*	*213,335,303*	*288,064,361*	*428,741,393*	*115,796,845*
including: export earnings	*RUR '000*	*157,077,187*	*206,318,164*	*303,943,440*	*83,301,072*
Share of export earnings in revenues from ordinary activities	%	*73.6*	*71.6*	*70.9*	*71.9*

7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.

Value of the issuer's real property

As of 31.12.2005

RUR '000

Item	Historical (replacement) value	Accumulated depreciation
Real property	***648,434,488***	***419,176,265***

As of 31.03.2006

RUR '000

Item	Historical (replacement) value	Accumulated depreciation
Real property	***741,967,324***	***480,519,035***

By January 01, 2006, the total (replacement) value of the Company's real property had been assessed. The total (replacement) value of real property after the assessment was RUR 736,768,289 thousand.

After the end date of the latest financial year ended and up to now, there have been no substantial changes in the structure of the Company's property.

7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.

In three years preceding the end date of the reporting quarter, OJSC "Surgutneftegas" had no such litigations which could have substantially affected its activities.

8. Further information on the issuer and issue-grade securities placed by the issuer.

8.1. Further information on the issuer.

8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).
Amount of the issuer's charter capital (RUR): ***43,427,992,940***
Breakdown of the charter capital by categories of shares:
Ordinary shares:
number (shares): ***35,725,994,705***
total nominal value (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***
Preferred shares:
number (shares): ***7,701,998,235***
total nominal value (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

The issuer's ADR programs.

American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board" and "Londonstockexchange". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of March 31, 2006:

A portion of ordinary registered shares traded beyond the RF in the total number of ordinary registered shares: ***8.66%***
Program starting date: ***December 30, 1996.***
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share is to represent 50 ordinary registered shares of the Company.

Information on the program of ADR representing the Company's preferred registered shares, as of March 31, 2006:

A portion of preferred registered shares traded beyond the RF in the total number of preferred registered shares: ***48.03%***
Program starting date: *March 1998.*

Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share is to represent 100 preferred registered shares of the Company.

8.1.2. Changes in the size of the issuer's charter capital.

Period: 2001
The size of the charter capital as of January 1, 2001 (RUR): 43,427,992,940

Breakdown of the charter capital by categories of shares as of 01.01.2001:
Ordinary shares:
total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2002
The size of the charter capital was not changed.

Period: 2003
The size of the charter capital was not changed.

Period: 2004
The size of the charter capital was not changed.

Period: 2005
The size of the charter capital was not changed.

Period: first three months of 2006
The size of the charter capital was not changed.

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2001

RUR '000

Fund Name	Established in 2001	Appropriated in 2001	Purpose of appropriation	As of December 31, 2001	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*
Accumulation fund	*57,605,086*	*25,871,806*	*commissioning of fixed assets*	*75,934,913*	*174.85*
Social fund	*0*	*0*		*253,391*	*0.58*

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2002

RUR '000

Fund Name	Established in 2002	Appropriated in 2002	Purpose of appropriation	As of December 31, 2002	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2003

RUR '000

Fund Name	Established in 2003	Appropriated in 2003	Purpose of appropriation	As of December 31, 2003	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2004

RUR '000

Fund Name	Established in 2004	Appropriated in 2004	Purpose of appropriation	As of December 31, 2004	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 2005

RUR '000

Fund Name	Established in 2005	Appropriated in 2005	Purpose of appropriation	As of December 31, 2005	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 1Q2006

RUR '000

Fund Name	Established in 1Q2006	Appropriated in 1Q2006	Purpose of appropriation	As of March 31, 2006	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

The supreme management body of the Company is General Shareholders' Meeting.

A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies".

A notice of the general shareholders' meeting shall include:

the full corporate name and location of the Company;

the form of the general shareholders' meeting (a meeting or absent voting);

the date, venue and time of the general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case the general shareholders' meeting is held through absent voting;

the date of compiling the list of persons entitled to participate in the general shareholders' meeting;

agenda of the general shareholders' meeting;

procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.

The notice of the general meeting to be held through a meeting shall additionally state the registration time for participants of the general meeting.

Information on the general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of the general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions concerning issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

The annual general shareholders' meeting is convened by the Company's Board of Directors annually, no earlier than two months before and no later than six months after the end of the financial year and in the order provided for by the Company's Charter.

General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, or of the Company's Auditor, or of a shareholder

(shareholders) owning an aggregate of not less than 10% of the Company's voting shares as of the date such request is submitted. Such request shall state the issues to be included in the agenda of the meeting. It shall be signed by the person (persons) demanding an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company owning an aggregate of not less than 2% of the Company's voting shares are entitled to introduce issues to the agenda of the annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided the number of candidates does not exceed the number of members of the above mentioned bodies, and to nominate a candidate for the position of the individual executive body on the 30th day after the end date of the financial year at the latest.

Issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of the annual general shareholders' meeting no later than 5 days after the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination no later than 3 days after such decision was made.

The Company's Board of Directors defines the date, venue and time of the general shareholders' meeting, its agenda and procedure, the deadline for the list of persons entitled to participate in the general shareholders' meeting to be compiled, the order of informing shareholders about the general shareholders' meeting, list of materials (information) available for the shareholders while preparing for the general shareholders' meeting, form and text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold the shareholders' meeting are the persons having the right to participate in the general shareholders' meeting. The list of persons having the right to participate in the general shareholders' meeting is compiled against the Company's shareholder register.

Familiarization with the information submitted to arrange the shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***RF, Tver***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***
Location: ***RF, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***RF, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
The issuer's share in the charter capital of the commercial organization: ***100%***

Fraction of ordinary shares of the commercial organization held by the issuer: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The issuer's share in the charter capital of the commercial organization: ***99.9999%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***99.9999%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0062%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
The issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the issuer's charter capital: ***0.0084%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0037%***

16. Full name: ***Limited Liability Company "Leasing Production"***

Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***93.0917%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***94.1526%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***95.4371%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0446%***

20. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***30%***
Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

21. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***18.1818%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***626200, RF, Tyumenskaya Oblast, Khanty-Mansiysk***
The issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***10%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

23. Full name: ***Open Joint Stock Company "Aeroport Surgut"***
Abbreviated name: ***OJSC "Aeroport Surgut"***
Location: ***628422, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***5%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8.1.6. Major transactions conducted by the issuer.

The Company has not conducted any major transactions (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets according to the accounting records since 2001 and up to the present.

8.1.7. The issuer's credit ratings.

As of the end of 1Q2006, the Company had no credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: ***ordinary***

Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***35,725,994,705***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***1-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;
1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04.2000

Shares grant shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:
- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);
- to receive dividend out of the Company's net profit;
- to a share of the Company's property if the Company is dissolved;
- to demand that the Company buy out shares belonging to him/her in case:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;
- to participate in the general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the Company as well as its officers;

- to purchase and dispose of shares belonging to him/her (consent of other shareholders is not required), in this case the shareholder is exempted from the obligations stipulated by Article 80, Item 2 of the Federal Law "On Joint Stock Companies".

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

Category: ***preferred***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***7,701,998,235***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***2-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:
- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate

paid per ordinary share. The Company is not entitled to pay out preferred dividends in a manner differing from the procedure stipulated by the Company's Charter;

- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;

- to a share of the Company's property if the Company is dissolved;

- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt the resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;

- to purchase and dispose of shares belonging to him/her (no consent of other shareholders of the Company is required); in this case a shareholder is exempted from the obligations stipulated by Article 80, item 2 of the Federal Law "On Joint Stock Companies".

- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:

the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;

the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of ensuring the performance of bond obligations.

The Company did not issue any bonds.

8.6. Organizations keeping records of rights for the issuer's issue-grade securities.

Registrar:
Full corporate name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated corporate name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

License:
License number: ***No.10-000-1-00324***
Date of licensing: ***24.06.2004***
Term of license: ***unlimited***
Issuing authority: ***Federal Financial Markets Service***

8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.

As of March 31, 2006, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:

RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";

Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";

RF Tax Code;

Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";

Double taxation treaties between Russia and foreign nations in which holders of the Company's securities reside;

Instruction of the Central Bank of the RF No.116-I dated 07.06.2004 "On Types of Residents' and Non-Residents' Special Accounts".

8.8. Taxation of income from placed issue-grade securities of the issuer.

I. Taxation of legal entities' dividend income from placed securities.		
No.	*Categories of holders of securities*	
	Legal entities – tax residents of the RF	*Foreign legal entities (non-residents) enjoying income from a source in the RF*
1. Income from placed securities	*Dividends*	
2. Tax on securities income	*Profit tax*	

3. Tax rate	9%	15%
4. Tax payment procedure and deadlines	Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days after the income is paid.	The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.
5. Tax payment procedures for this category of security holders	The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.	Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates. To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which the income was paid.
6. Legislative and normative acts governing the procedure for taxation of the said income.	RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented), Double Taxation Treaty.	

II. Taxation of natural persons' dividend income from placed securities.		
No.	Categories of holders of securities	
	Natural persons – tax residents of the RF	Natural persons enjoying income from sources located in the RF, who are not tax residents of the RF
1. Income from placed securities	Dividends	
2. Tax on securities	Individual income tax	

income		
3. Tax rate	*9%*	*30%*
4. Tax payment procedure and deadlines	*A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts no later than on the day when the bank receives disposable funds to pay the income as well as no later than on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.*	
5. Tax payment procedures for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period.* *The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented), Article 275, Double Taxation Treaty.*	
III. Taxation of legal entities' income from sales of placed securities.		
No.	*Categories of security holders*	
	Legal entities – *tax residents of the RF*	*Foreign legal entities (non-residents) enjoying income from sources in the RF*
1. Income from placed securities	*Revenues from sales of securities*	*Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets.*
2. Tax on income from securities	*Profit tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment procedure	*The tax payable at the end of the tax period is paid no later than*	*The tax is calculated and withheld by the Russian company that pays*

and deadlines	on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred.
5. Tax payment procedures for this category of security holders		Double taxation relief. If a foreign company before the income payment date submits the tax agent with a confirmation that it has a permanent location in a country with which the RF concluded an international taxation agreement in regard of the income which is subject to preferential tax treatment in the RF under such agreement, this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.
6. Legislative and normative acts governing the procedure for taxation of the said income.	RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented)	
IV. Taxation of natural persons' income from sales of placed securities.		
No.	Categories of securities holders	
	Natural persons – tax residents of the RF	Natural persons enjoying income from sources in the RF who are not tax residents of the RF
1. Income from placed securities	Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to lower	

	income from such purchase and sale transaction.	
2. Tax on income from securities	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment procedure and deadlines	*The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of monetary funds being paid.*	
5. Tax payment procedures for this category of securities holders	*In case the taxpayer's expenses cannot be proved by documents, such taxpayer is eligible to claim a property tax refund amounting to the sum received from the sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, the property tax refund equals to the amount received by the taxpayer from the sale of these securities. The taxpayer is granted with a property tax refund or a refund amounting to expenses actually incurred and documented either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of a country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).*	

8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Reporting period: ***2001***
Dividends accrued per one share (RUR): ***0.033***
Aggregate dividends accrued on all shares (RUR): ***1,178,957,849.05***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***

Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, from June 03, 2002 till June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2002***
Dividends accrued per one share (RUR): ***0.032***
Aggregate dividends accrued on all shares (RUR): ***1,143,231,831.87***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2003***
Dividends accrued per one share (RUR): ***0.14***
Aggregate dividends accrued on all shares (RUR): ***5,001,639,258.70***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2004***
Dividends accrued per one share (RUR): ***0.40***
Aggregate dividends accrued on all shares (RUR): ***14,290,397,882.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***

Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***14,290,397,882.00***
Reasons for non-payment (partial payment): ***no such reasons***

Category of shares: ***preferred***
Type of shares: ***no type***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2001***
Dividends accrued per one share (RUR): ***0.1***
Aggregate dividends accrued on all shares (RUR): ***770,199,823.5***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, June 03, 2002 – June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends accrued per one share (RUR): ***0.096***
Aggregate dividends accrued on all shares (RUR): ***739,391,830.62***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends accrued per one share (RUR): ***0.16***
Aggregate dividends accrued on all shares (RUR): ***1,232,319,717.60***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***

Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2004***
Dividends accrued per one share (RUR): ***0.607***
Aggregate dividends accrued on all shares (RUR): ***4,675,112,905.44***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***4,675,112,905.44***
Reasons for non-payment (partial payment): ***no such reasons***

As of the end of the first quarter of 2006, there was no resolution to pay dividends for 2005.

OJSC "Surgutneftegas" paid dividends for the years from 2000 to 2004 in full within the periods set for dividend payments.

Monetary funds of RUR 147,391 thousand were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on the shareholder's banking details and/or mailing address he/she entered into a registered person's dividends questionnaire. This amount is shown in Line 630 of the balance sheet for the reporting period (Form 1).

8.10. Miscellaneous information.

The terms of reference for the Company's administrative bodies shown in Item 5.1 herein was provided in compliance with the Company's Charter applied in part not contradicting the effective legislation of the RF.

The amounts of fractions in Charter Capitals are rounded to four decimal places.

APPENDIX 1

Accounting Statements

for 2005

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **December 31, 2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	179,728	164,463
Fixed assets	120	300,673,051	284,036,743
Construction in progress	130	11,710,081	17,523,642
Income-yielding investments in tangible assets	135		
Long-term financial investments	140	125,207,022	114,256,325
Deferred tax assets	145	695,834	1,443,310
Other non-current assets	150	4,912,397	6,076,787
Total for Section I	190	***443,378,113***	***423,501,270***
II. Current assets			
Inventories including:	210	16,009,588	17,930,834
raw materials, materials and other similar values	211	13,195,552	14,238,334
livestock	212		
work-in-progress expenses	213	36,180	67,540
finished goods and goods for resale	214	1,362,288	1,248,878
goods shipped	215	1,103	
deferred expenses	216	270,519	260,454
other reserves and expenses	217	1,143,946	2,115,628
VAT for acquired values	220	1,527,465	3,239,902
Accounts receivable (payment expected in over 12 months after the reporting date)	230	1,696,981	2,078,344
including: buyers and customers	231	9,272	9,205
Accounts receivable (payment expected within 12 months after the reporting date)	240	32,744,914	57,529,202
including: buyers and customers	241	24,235,392	50,183,070
Short-term financial investments	250	57,904,121	109,274,152
Cash funds	260	1,733,954	1,293,475
Other current assets	270	140,575,749	189,964,503
Total for Section II	290	***252,192,772***	***381,310,412***
Balance	300	***695,570,885***	***804,811,682***

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	43,427,993	43,427,993
Own shares, bought back from shareholders	411		
Additional capital	420	422,116,965	420,973,120
Reserve capital including:	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	187,299,144	169,477,478
Reporting year retained profit (uncovered loss)	470		114,479,318
Total for Section III	490	**659,358,300**	**754,872,107**
IV. Long-term liabilities			
Borrowings and loans	510	1,573,387	1,624,867
Deferred tax liabilities	515	3,924,892	6,214,944
Other long-term liabilities	520		
Total for Section IV	590	**5,498,279**	**7,839,811**
V. Short-term liabilities			
Borrowings and loans	610	4,900,448	4,732,753
Accounts payable including:	620	17,380,091	29,718,006
suppliers and contractors	621	2,274,986	3,317,055
due to employees	622	4,806,114	5,141,992
due to state non-budget funds	623	335,584	557,903
due in taxes and charges	624	6,999,991	16,562,066
other creditors	625	2,963,416	4,138,990
Profit payment due to participants (constitutors)	630	71,774	158,447
Deferred income	640	5,410,514	4,327,103
Deferred expenditure reserves	650	2,951,479	3,163,455
Other short-term liabilities	660		
Total for Section V	690	**30,714,306**	**42,099,764**
Balance	700	**695,570,885**	**804,811,682**

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for **2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*428,741,393*	*288,064,361*
Cost of goods, products, works, services sold	020	*(264,557,057)*	*(165,644,961)*
Gross profit	029	*164,184,336*	*122,419,400*
Commercial expenses	030	*(22,823,552)*	*(17,105,519)*
Management expenses	040		
Sales profit (loss)	050	***141,360,784***	***105,313,881***
Other revenues and expenses			
Interests receivable	060	*4,577,142*	*2,820,574*
Interests payable	070	*(30,182)*	*(35,859)*
Income from participation in other organizations	080	*115,413*	*83,068*
Other operating revenues	090	*232,981,087*	*162,739,395*
Other operating expenses	100	*(238,469,830)*	*(171,070,689)*
Non-sales revenues and expenses			
Non-sales revenues	120	*22,639,921*	*11,644,387*
Non-sales expenses	130	*(12,947,583)*	*(23,113,251)*
Profit (loss) before tax	140	***150,226,752***	***88,381,506***
Deferred tax assets	141	*747,476*	*154,045*
Deferred tax liabilities	142	*(2,290,052)*	*(3,549,586)*
Current profit tax	150	*(34,195,669)*	*(19,094,494)*
Compulsory payments from profit	151	*(9,189)*	*(32,370)*
Reporting year retained profit (loss)	190	***114,479,318***	***65,859,101***
For information only.			
Non-variable tax liabilities (assets)	200	*5,492,662*	*1,295,315*
Base profit (loss) per share			
Diluted profit (loss) per share			

REPORT ON CHANGES IN CAPITAL

		Codes
	Form № 3 by OKUD	0710003
for **2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

I. Changes in capital

Item	Line Code	Charter capital	Additional capital	Reserve capital	Retained profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31, 2003 the year preceding the previous year	010	*43,427,993*	*315,897,243*	*6,514,198*	*138,007,756*	*503,847,190*
the year 2004 (previous year)	011					
Changes in accounting policy (transfer to the new chart of accounts)	012	*x*		*x*		*0*
Results of revaluation of fixed assets	013	*x*	*45,349,403*	*x*		*45,349,403*
Balance as of January, 1 of the previous year	020	*43,427,993*	*361,246,646*	*6,514,198*	*138,007,756*	*549,196,593*
Results of foreign currency translation	030	*x*		*x*		*0*
Retained profit	040	*x*	*x*	*x*	*65,859,101*	*65,859,101*
Dividend payments	050	*x*	*x*	*x*	*(6,233,959)*	*(6,233,959)*
Deducted to reserve fund	060	*x*	*x*			
Increased capital for the account of: additional issue of shares	070		*x*	*x*	*x*	
increased share denomination	071		*x*	*x*	*x*	
received in the previous year	072		*11,137,238*	*x*	*803,484*	*11,940,722*
	073					
	074					
Decreased capital for the account of: decreased share denomination	080		*x*	*x*	*x*	

decreased quantity of shares	081		x	x	x	
spent (used) in the previous year	082		(803,484)	x	(11,137,238)	(11,940,722)
	083					
Balance as of December 31, 2004, as the previous year	090	43,427,993	371,580,400	6,514,198	187,299,144	608,821,735
the year 2005 (reporting year)						
Changes in accounting policy	091	x		x		0
Results of revaluation of fixed assets	092	x	50,536,565	x		50,536,565
	093	x				
Balance as of January, 1 of the reporting year	100	43,427,993	422,116,965	6,514,198	187,299,144	659,358,300
Results of foreign currency translation	101	x		x		
Retained profit	102	x	x	x	114,479,318	114,479,318
Dividend payments	103	x	x	x	(18,965,511)	(18,965,511)
Deducted to reserve fund	110	x	x			
Increased capital for the account of: additional issue of shares	121		x	x	x	
increased share denomination	122		x	x	x	
reorganization of juridical person	123					
received in the reporting year	124			x	1,143,845	1,143,845
	125					
	126					
Decreased capital for the account of: decreased share denomination	131		x	x	x	
decreased quantity of shares	132		x	x	x	
reorganization of juridical person	133					
spent (used) in the reporting year	134		(1,143,845)	x		(1,143,845)
	135					
Balance as of December 31 of the reporting year	140	43,427,993	420,973,120	6,514,198	283,956,796	754,872,107

II. Reserves

Item	Line Code	Balance	Received	Used	Balance
1	2	3	4	5	6
Reserves formed in compliance with legislation:					
(reserve capital)					
previous year data	150	*6,514,198*			*6,514,198*
reporting year data	151	*6,514,198*			*6,514,198*
Reserves formed in compliance with charter documents:					
(reserve name)					
previous year data	160				
reporting year data	161				
Estimated reserves:					
(reserve name)					
previous year data	170				
reporting year data	171				
Reserves for future expenses:					
vacation allowances					
previous year data	180	*3,147,196*	*4,664,279*	*(4,859,996)*	*2,951,479*
reporting year data	181	*2,951,479*	*4,870,231*	*(4,658,255)*	*3,163,455*
(reserve name)					
previous year data	190				
reporting year data	191				

Reference information

Item	Line Code	Balance at the reporting year beginning		Balance at the reporting period end	
1	2	3		4	
1) Net assets	200	*664,768,814*		*759,199,210*	
		From the budget		From the non-budget funds	
		for the reporting year	0	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
Expenses for ordinary activities – total	210				
including:					
	211				
	212				
Capital investments in non-current assets	220				
including:					
	221				
	222				

CASH FLOW STATEMENT

		Codes
	Form № 4 by OKUD	0710004
for **2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting year	For the same period of the previous year
1	2	3	4
I. Cash balance at the reporting year beginning	100	*1,733,923*	*635,431*
II. Cash flow, operating activities			
Cash received from buyers, customers	110	*517,802,422*	*327,554,905*
Other revenues	140	*2,249,378*	*687,650*
Cash used in:			
payments for purchased goods, works, services, raw materials and other current assets	150	*(199,947,598)*	*(122,944,071)*
remuneration of labour	160	*(30,501,618)*	*(26,132,388)*
dividends / interests payments	170	*(16,660,968)*	*(5,774,253)*
settlement of taxes and charges	180	*(162,683,380)*	*(100,372,193)*
deductions to non-budget funds	181	*(5,770,989)*	*(5,799,571)*
other expenses	190	*(4,803,388)*	*(1,251,320)*
Net cash, operating activities	**200**	***99,683,859***	***65,968,759***
III. Cash flow, investing activities			
Proceeds from sale of fixed assets and other non-current assets	210	*121,112*	*215,620*
Proceeds from sale of securities and other financial investments	220	*22,304,616*	*14,038,746*
Dividends received	230	*115,413*	*71,093*
Interests received	240	*6,553,438*	*3,046,831*
Proceeds from loans granted to third parties	250	*32,040*	*58,735*
Acquisition of subsidiaries	280	*(10)*	*(194,000)*
Acquisition of fixed assets, intangible assets and income-yielding investments in tangible assets	290	*(43,796,007)*	*(10,725,855)*
Acquisition of securities and other financial investments	300	*(76,539,733)*	*(63,978,449)*
Loans granted to third parties	310	*(8,747,369)*	*(6,987,220)*

Net cash, investing activities	**340**		***(99,956,500)***	***(64,454,499)***
IV. Cash flow, financing activities				
Received from issuance of shares or other equity securities	350			
Received from loans and borrowings granted by third parties	360		*2,415,130*	*5,429,839*
Redemption of loans and borrowings (interests not included)	380		*(2,582,950)*	*(5,845,607)*
Redemption of financial leasing obligations	390			
Net cash, financing activities	**420**		***(167,820)***	***415,768***
Net increase (decrease) of cash and cash equivalents	430		*(440,461)*	*1,098,492*
Cash balance at the reporting period end	440		*1,293,462*	*1,733,923*
Effect of changes in the exchange rates of foreign currencies to the Russian ruble	450			

APPENDIX TO THE BALANCE SHEET

		Codes
	Form № 5 by OKUD	0710005
For **2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

INTANGIBLE ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to results of intellectual activities) including:	010	*330,411*	*48,621*	*(5,970)*	*373,062*
patent holder's right to invention, industrial design, useful model	011	*3,796*	*130*	*(6)*	*3,920*
possessor of right's right to software, databases	012	*326,405*	*48,491*	*(5,964)*	*368,932*
possessor of right's right to microchip topologies	013	*199*			*199*
owner's right to trademark and service mark, appellation of origin of goods	014	*11*			*11*
patent holder's right to results of artificial selection	015				
Organizational expenses	020				
Goodwill	030				
Other	040	*807*	*1*	*(695)*	*113*
Total		*331,218*	*48,622*	*(6,665)*	*373,175*

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Depreciation of intangible assets - total	050	*151,490*	*208,712*
including:			
	051		

FIXED ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Buildings	060	44,354,499	2,830,927	(690,890)	46,575,536
Structures and transfer mechanisms	065	577,746,588	26,096,296	(2,029,077)	601,813,807
Machinery and equipment	070	142,747,117	12,114,722	(3,879,253)	150,982,586
Vehicles	075	20,839,729	586,122	(816,190)	20,609,661
Production and general purpose tools	080	1,706,502	91,564	(21,661)	1,776,405
Draft livestock	085				
Producing livestock	090				
Perennial plants	095	15,842			15,842
Other types of fixed assets	100	80,959		(496)	80,463
Agricultural property and natural objects in use	105	13,954	18,552	(3,203)	29,303
Capital investments in land reclamation	110				0
Total	120	787,505,190	41,738,183	(7,359,770)	821,883,603

Item		**At the reporting year beginning**	**At the reporting period end**
Name	**Code**		
1	2	3	4
Depreciation of fixed assets - total including:	140	486,832,139	537,846,860
buildings and structures	141	385,724,516	419,176,265
machinery, equipment, vehicles	142	100,069,326	117,522,826
Other	143	1,038,297	1,147,769
Fixed assets leased out - total including:	150	3,463,174	2,585,592
buildings	151	1,017,962	1,022,405
structures	152	769,664	195,070
vehicles	153	140,438	150,071
machinery and equipment	154	1,535,110	1,218,046
Fixed assets transferred for preservation	160	3,189,807	3,929,495
Fixed assets taken for lease- total including:	165	494,824	224,996
buildings	166	441,610	213,939
structures	167	15,771	8,839
machinery, equipment, vehicles	168	37,443	2,218
Objects of real estate accepted for work and being under state registration	169		4,267,454

For reference.	Code	At the reporting year beginning	At the previous year beginning
1	2	3	4
Results of revaluation of fixed assets:			
historical (replacement) cost	171	*103,127,196*	*94,925,000*
depreciation	172	*52,590,631*	*49,575,597*
		At the reporting year beginning	At the reporting period end
Changes in value of fixed assets resulting from additional construction works, equipping, reconstruction and partial liquidation	180	*14 ,028,950*	*14,631,847*

INCOME-YIELDING INVESTMENTS IN TANGIBLE ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Property to be leased	190				
Property given under lease agreements	200				
	210				
Other	220				
Total	230				

	Code	At the reporting year beginning	At the reporting period end
1	2	3	4
Depreciation of income-yielding investments in tangible assets	240		

EXPENSES ON R&D AND TECHNOLOGICAL WORKS

Works		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Total	310	*59,900*	*190,453*	*(49,375)*	*200,978*
including:	311				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Expenses on R&D and technological works in progress	320	*16,490*	*178,224*

	Code	For the reporting year	For the same period of the previous year
	2	3	4
Expenses on R&D and technological works with negative results, charged to non-operating expenses	330		

EXPENSES ON RESOURCE DEVELOPMENT

Item		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Expenses on resource development - total	410		*4,173,231*	*(4,173,231)*	
including:					
	411				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Expenses on areas with mineral resources where prospecting and assessment of wells, exploration and (or) groundwater survey and other similar activities have yet to be completed.	420		
Expenses on resource development work charged in the reporting period to non-operating expenses as unproductive	430		

FINANCIAL INVESTMENTS

Item		Long-term		Short-term	
Name	Code	At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	2	3	4	5	6
Contributions to charter (reserve) capitals of other companies - total	510	*1,430,566*	*1,411,131*		
including subsidiaries and affiliated companies	511	*670,816*	*651,381*		
Government and municipal securities	515	*5,575*	*5,575*		
Securities issued by other companies – total	520	*48,091,781*	*39,955,181*	*2,029,575*	*13,570,530*
including debt securities (bonds, bills of exchange)	521	*47,015,971*	*38,837,262*	*2,029,575*	*13,570,530*
Granted borrowings	525	*8,252,729*	*15,374,540*	*1,216,320*	*2,819,713*
Deposits	530	*27,465,004*	*17,547,741*	*54,658,226*	*92,883,909*

Other	535	39,961,367	39,962,157		
Total	540	125,207,022	114,256,325	57,904,121	109,274,152
For reference: investments in subsidiaries	541	42,466,808	42,490,458		
Financial investments with current market value, ex total amount Contributions to charter (reserve) capitals of other companies - total	550				
including subsidiaries and affiliated companies	551				
Government and municipal securities	555				
Securities issued by other companies – total	560				
including debt securities (bonds, bills of exchange)	561				
Other	565				
Total	570				
For reference. As to financial investments with current market value, changes resulting from valuation adjustment	580				
As to debt securities, difference between initial cost and par value is charged to the financial results of the reporting period	590				

ACCOUNTS PAYABLE AND RECEIVABLE

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts receivable: short-term – total including:	650	32,744,914	57,529,202
settlements with buyers and customers	651	24,235,392	50,183,070
advances granted	652	2,279,491	3,949,889
other	653	6,230,031	3,396,243
long-term – total including:	660	1,696,981	2,078,344
settlements with buyers and customers	661	9,272	9,205
advances granted	662	18,375	0
other	663	1,669,334	2,069,139
Total	670	34,441,895	59,607,546

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts payable: short-term – total	680	22,280,539	34,450,759
including: settlements with suppliers and contractors	681	2,274,986	3,317,055
advances received	682	1,892,845	3,161,535
settlement of taxes and charges	683	6,999,991	16,562,066
loans	684		
borrowings	685	4,900,448	4,732,753
other	686	6,212,269	6,677,350
long-term - total including:	690	5,498,279	7,839,811
loans	691	1,389,691	1,441,471
borrowings	692	183,696	183,396
deferred tax liabilities	693	3,924,892	6,214,944
Total	700	27,778,818	42,290,570

EXPENSES ON ORDINARY ACTIVITIES (itemwise breakdown)

Item		For the reporting year	For the previous year
Name	Code		
1	2	3	4
Material expenses	710	*57,166,866*	*45,001,488*
Labor remuneration	720	*28,193,338*	*25,443,801*
Fringe benefit expenses	730	*4,851,962*	*4,643,547*
Depreciation	740	*54,011,729*	*41,797,625*
Other expenses	750	*143,426,714*	*65,864,019*
Total for cost elements	760	*287,380,609*	*182,750,480*
Change in balances (increase +, decrease -): construction in progress	765	*31,360*	*-96,577*
deferred expenses	766	*-10,065*	*-154,916*
reserves for future expenses	767	*211,976*	*-195,717*

COLLATERALS

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Received - total	770	*728,028*	*2,253,605*
including: bills of exchange	780	*660,751*	*1,911,610*
mortgaged property	790	*67,277*	
including: objects of fixed assets	800		
securities and other financial investments	810	*67,277*	*1,388*
other	820		*340,607*
	830		
granted - total	840		*2,400*
including: bills of exchange	850		
property pledged	860		
including: objects of fixed assets	870		
securities and other financial investments	880		
other	890		*2,400*

GOVERNMENT AID

Item		For the reporting year		For the same period of the previous year	
Name	Code				
1	2	3		4	
Budgetary funds received in the reporting year – total	910				
including:					
	911				
		at the beginning of the reporting year	received for the reporting period	returned for the reporting period	at the end of the reporting period
Budgetary loans - total	920				
including	921				

INDEPENDENT AUDITOR'S REPORT

We have audited the financial (accounting) statements of OJSC "Surgutneftegas" for the period from January 1 to December 31, 2005. The financial (accounting) statements include:

- *balance sheet*
- *profit and loss account*
- *supplements to balance sheet and profit and loss account*
- *explanatory note.*

These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No. 67n of the Ministry of Finance of the Russian Federation of July 22, 2003 "On Forms of Accounting Statements of an Enterprise".

Executive Body of OJSC "Surgutneftegas" is responsible for the preparation of the present statements. It is our responsibility to express, based on our audit, an opinion on the fairness of these financial statements in all material respects and compliance of accounting and reporting regulations with the law of the Russian Federation.

We conducted our audit in accordance with Federal Law No. 119-FZ "On Auditing Activity" of August 7, 2001, Federal Rules (standards) of auditing activity, approved by Decree No. 696 of the RF Government as of September 23, 2002 as amended by Decrees of the RF Government No. 405 as of July 04, 2003; No. 532 as of October 07, 2004; No. 228 as of April 16, 2005 as well as by intracompany standards.

The audit was planned and performed so as to obtain reasonable assurance about whether the financial (accounting) statements are free of material misstatement. Based on sampling, the audit included examining, on a test basis, evidence supporting the amounts and disclosures of information on financial and business activity presented in financial (accounting) statements, assessing rules and regulations for preparation of financial (accounting) statements, the accounting principles used and significant estimates made by management of the audited body and evaluating the overall financial (accounting) statement presentation. We believe that our audit provides a reasonable basis for our opinion on the fairness of these financial (accounting) statements in all material respects and compliance of accounting and reporting regulations with the law of the Russian Federation.

In our opinion, the financial (accounting) statements of OJSC "Surgutneftegas" give a true and fair view of the state of the company's affairs as of December 31, 2005 and results of financial and business activity for the period from January 1 to December 31, 2005 inclusive.

March 30, 2006

Director General
"Rosekspertiza" Limited Liability Company — *A.V.Kozlov*

APPENDIX 2

Accounting Statements

as of 31.03.2006

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **March 31, 2006**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	*164,463*	*186,588*
Fixed assets	120	*333,187,134*	*323,979,680*
Construction in progress	130	*17,523,642*	*22,968,832*
Income-yielding investments in tangible assets	135		
Long-term financial investments	140	*114,256,325*	*133,893,958*
Deferred tax assets	145	*1,443,310*	*1,120,293*
Other non-current assets	150	*6,076,787*	*6,071,561*
Total for Section I	190	***472,651,661***	***488,220,912***
II. Current assets			
Inventories including:	210	*17,930,834*	*16,991,362*
raw materials, materials and other similar values	211	*14,238,334*	*13,871,045*
livestock	212		
work-in-progress expenses	213	*67,540*	*47,277*
finished goods and goods for resale	214	*1,248,878*	*1,677,222*
goods shipped	215		
deferred expenses	216	*260,454*	*356,044*
other reserves and expenses	217	*2,115,628*	*1,039,774*
VAT for acquired values	220	*3,239,902*	*1,913,199*
Accounts receivable (payment expected in over 12 months after the reporting date)	230	*2,078,344*	*2,140,170*
including: buyers and customers	231	*9,205*	*9,205*
Accounts receivable (payment expected within 12 months after the reporting date)	240	*57,529,202*	*55,091,456*
including: buyers and customers	241	*50,183,070*	*45,388,330*
Short-term financial investments	250	*109,274,152*	*100,298,432*
Cash funds	260	*1,293,475*	*2,665,354*
Other current assets	270	*189,964,503*	*203,249,997*
Total for Section II	290	***381,310,412***	***382,349,970***
Balance	300	***853,962,073***	***870,570,882***

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*470,123,511*	*469,994,140*
Reserve capital	430	*6,514,198*	*6,514,198*
including: reserves formed in compliance with legislation	431	*6,514,198*	*6,514,198*
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	*283,956,796*	*304,927,712*
Total for Section III	490	***804,022,498***	***824,864,043***
IV. Long-term liabilities			
Borrowings and loans	510	*1,624,867*	*1,573,790*
Deferred tax liabilities	515	*6,214,944*	*6,194,902*
Other long-term liabilities	520		
Total for Section IV	590	***7,839,811***	***7,768,692***
V. Short-term liabilities			
Borrowings and loans	610	*4,732,753*	*5,230,396*
Accounts payable	620	*29,718,006*	*25,012,854*
including:			
suppliers and contractors	621	*3,317,055*	*3,509,501*
due to employees	622	*5,141,992*	*2,114,681*
due to state non-budget funds	623	*557,903*	*632,670*
due in taxes and charges	624	*16,562,066*	*16,694,846*
other creditors	625	*4,138,990*	*2,061,156*
Profit payment due to participants (constitutors)	630	*158,447*	*147,391*
Deferred income	640	*4,327,103*	*4,090,291*
Deferred expenditure reserves	650	*3,163,455*	*3,457,215*
Other short-term liabilities	660		
Total for Section V	690	***42,099,764***	***37,938,147***
Balance	700	***853,962,073***	***870,570,882***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
For 1Q2006	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Line code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*115,796,845*	*86,197,579*
Cost of goods, products, works, services sold	020	*(70,776,927)*	*(53,870,248)*
Gross profit	029	*45,019,918*	*32,327,331*
Commercial expenses	030	*(6,362,742)*	*(5,440,971)*
Management expenses	040		
Sales profit (loss)	050	***38,657,176***	***26,886,360***
Other revenues and expenses			
Interests receivable	060	*1,625,931*	*911,192*
Interests payable	070	*(7,216)*	*(7,464)*
Income from participation in other organizations	080	*500*	
Other operating revenues	090	*62,065,607*	*45,568,157*
Other operating expenses	100	*(61,878,946)*	*(47,407,363)*
Non-sales revenues and expenses			
Non-sales revenues	120	*2,260,897*	*4,555,793*
Non-sales expenses	130	*(14,540,240)*	*(4,171,310)*
Profit (loss) before tax	140	***28,183,709***	***26,335,365***
Deferred tax assets	141	*(323,017)*	*(23,439)*
Deferred tax liabilities	142	*20,042*	*(48,332)*
Current profit tax	150	*(7,018,633)*	*(6,512,406)*
Compulsory payments from profit	151	*(20,556)*	*(3,765)*
Reporting year retained profit (loss)	190	***20,841,545***	***19,747,423***
For information only.			
Non-variable tax liabilities (assets)	200	*1,618,357*	*1,280,138*
Base profit (loss) per share			
Diluted profit (loss) per share			

APPENDIX 3

"Information on Accounting Policy of OJSC "Surgutneftegas" for 2006 for Accounting Purposes"

1. The Accounting Policy of the Company has been formed in compliance with the legislation, accounting standards, regulatory legal acts and regulatory documents of the Russian Federation.

2. The Company's priority objectives of business accounting are as follows:

to form complete and reliable information on the Company's activity and its property status, which is necessary for external and internal users of accounting reports;

to provide the information required for monitoring the use of material, labor and financial resources in compliance with the approved regulations and estimates;

to prevent negative results of economic activity and to find internal reserves to maintain financial stability;

to coordinate the transfer of expenses, works, services and inventory holdings between business units;

to ensure higher efficiency of accounting information on revenues and expenses of the Company in terms of different activities and business units.

3. Fixed Assets Accounting:

Fixed assets include assets which are used to manufacture products, perform works and render services or for administrative needs, having useful life of more than 12 months, not intended for further resale and able to provide economic benefit (bring income) in the future.

Historical cost of fixed assets remains invariable except for the following cases: revaluation (conducted annually as of January 1 of the reporting year) of fixed assets according to the indexes published by Russian Statistics Agency or direct recalculation accomplished by an independent appraiser in accordance with documented market prices; completion; reconstruction; modernization; installation of auxiliary equipment; partial liquidation.

Historical cost of fixed assets is redeemed through depreciation under the straight-line method in conformity with depreciation rates.

4. Intangible Assets Accounting:

The cost of intangible assets is redeemed through depreciation under the straight-line method within the fixed period of their useful life. If it is impossible to determine the useful life of intangible assets, depreciation rates are deemed to be 20 years.

5. Inventory Accounting:

Purchased inventories (except for goods) are recorded on the basis of their book prices equal to actual expenses known at the moment when they are entered into the accounting records. Goods are recorded on the basis of supplier's prices.

Expenses connected with paid inventories the title on which has not

been transferred according to concluded agreement are shown in the debit side of the accounts.

Inventories (except for goods) are written off to production or otherwise retired at their average cost of production. Goods are retired at their single cost.

6. Financial Investments Accounting:

Financial investments are entered in the accounting records pursuant to the law in force.

Financial investments with current market value that may be determined are shown in the accounting records as of the end of a reporting year at their current market value. The difference between the assessment of financial investments at their current market value as of the end of a reporting year and the previous assessment of financial investments for accounting purposes are attributed to financial results as part of operating revenues or expenses.

When financial investments with current market value that can not be determined are retired, their value is determined on the basis of the historical cost of each unit of financial investments accounting.

7. Formation and Use of Reserves:

An adequate reserve is formed for vacation payments to be evenly included in deferred expenses accounting. The balance at the end of a reporting year is adjusted in line with the inventory results.

8. Deferred Expenses Accounting:

Expenses incurred within the current month but relating to the future periods are shown in Account 97 "Deferred Expenses" and included in the cost of the goods (works, services) of the corresponding reporting period.

9. Definition of Sales Proceeds:

For accounting purposes proceeds from sales of products, works, services, goods and property of the Company to other organizations and natural persons are recognized provided that the requirements stipulated by Item 12 of the Accounting Regulations "Income of an Enterprise" PBU 9/99 are met. If mandatory requirements are not met, to recognize the sales, the shipped products are shown in Account 45 "Goods Shipped".

10. Borrowings and Loans Accounting:

Debt under borrowings and loans received is shown in the accounting records with interest due at the end of a reporting period under loan or credit agreements.

Amounts of short-term borrowings and loans received (for not more than 12 months) are shown in the credit side of Account 66 "Short-Term Loans and Borrowings Payments".

Amounts of long-terms borrowings and loans received (for more than 12 months) are shown in the credit side of Account 67 "Long-Term Loans and Borrowings Payments". Long-term debt under borrowings and loans

received can not be transferred to short-term debt. Borrowed funds with the maturity period exceeding 12 months are included in long-term debt before the set maturity date.

11. Property and Liabilities Inventory:

It is obligatory to take inventory prior to drawing up annual reports, in case a new accountable person is appointed (on the date a new accountable person is instructed), if there are established facts of theft, embezzlement or malfeasance, in case of damage inflicted on valuables (immediately after such facts have been established), after a fire or a natural disaster, in case a structural unit is shut down and in some other cases.

Prior to drawing up annual accounting report, inventory of the following balance sheet items is taken:

fixed assets and intangible assets as of October 1 of the current year;

construction in progress as of December 1 of the current year;

raw materials and other material values, goods in process and semifinished goods produced in-house, finished goods in stock as of October 1 of the current year;

deferred expenses as of December 31 of the current year;

settlements with banks (settlements and other accounts of the Company, borrowings, etc.) - as soon as the last statement of account in the reporting year is received, and as of December 31 of the current year when accounting documents have been transferred to the bank for collection purposes;

monetary funds, securities and financial documents as of December 31 of the current year;

tax payments, payments to the budget and non-budget funds, other payments to the state as of December 31 of the current year;

settlement with debtors and creditors as of December 31 of the current year;

reserve for future expenses as of December 31 of the current year.